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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-28584

ACTIVCARD, S.A.
(Exact name of Registrant as Specified in Its Charter)

FRANCE
(Jurisdiction of Incorporation or Organization)

6623 Dumbarton Circle, Fremont, California, USA 94555
(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act: None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

        Common shares (par value Euro 1.00) of registrant outstanding at December 31, 2001 - 40,404,366 (end of reporting period).

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. ActivCard undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report on Form 20-F. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including reports on Form 6-K filed by the Company.

Presentation of Information

        Unless the context otherwise requires, references herein to "the Company" or to "ActivCard" are to ActivCard S.A. and its consolidated subsidiaries.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from the Company's consolidated financial statements, set forth elsewhere in this Annual Report on Form 20-F. These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from audited consolidated financial statements not included in this Annual Report on Form 20-F but also have been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in "Item 5. Operating Financial Review and Prospects" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F.

	Years ended December 31,
(in thousands, except share and per share data)
	1997	1998	1999	2000	2001
Statement of Operations Data
Revenue	$7,567	$8,266	$10,262	$18,081	$31,241
Cost of revenue	4,826	5,223	5,337	6,991	9,598

Gross margin	2,741	3,043	4,925	11,090	21,643

Operating expenses
Research and development	3,281	3,888	5,233	8,097	18,227
Sales and marketing	7,210	7,042	9,829	15,657	24,098
General and administrative	2,170	2,356	2,417	3,220	4,346
Other charges	147	148	3,186	124	8,338

Total operating expenses	12,808	13,434	20,665	27,098	55,009

Loss from operations	(10,067)	(10,391)	(15,740)	(16,008)	(33,366)

Interest expense	(301)	(702)	(743)	(16)	(81)
Interest income	142	179	294	15,669	13,269
Foreign exchange (loss) gain	(22)	163	262	14,429	3,491
Income tax benefit (expense)	714	452	15	(1)	(22)
Minority interest	32	1	—	—	—

Net (loss) income	$(9,502)	$(10,298)	$(15,912)	$14,073	$(16,709)

(Loss) earnings per common share:
Basic	$(0.61)	$(0.55)	$(0.55)	$0.37	$(0.42)
Diluted	$(0.61)	$(0.55)	$(0.55)	$0.34	$(0.42)
Weighted average number of common shares outstanding:
Basic	15,460,178	18,618,463	29,114,715	37,897,417	40,062,018
Diluted	15,460,178	18,618,463	29,114,715	42,215,045	40,062,018
Other charges were comprised of:
Acquired in process research and development	$—	$—	$—	$—	$2,701
Amortization of goodwill and other intangibles related to acquisitions					774
Acquisition termination charges					3,149
Amortization of deferred compensation:
Cost of revenue					9
Research and development					488
Sales and marketing					223
General and administrative	147	148	148	124	65
Severance paid to former C.E.O.					833
Settlement of litigation			3,038		96

Total other charges	$147	$148	$3,186	$124	$8,338

	At December 31,
(in thousands)
	1997	1998	1999	2000	2001
Balance Sheet Data
Cash and equivalents	$5,291	$4,150	$8,790	$309,850	$248 493
Total current assets	10,356	9,302	14,398	323,424	268,417
Total assets	13,051	12,375	16,434	326,335	311,448
Total current liabilities	5,263	5,902	5,953	11,464	13,263
Total long-term liabilities	2,749	1,448	258	108	625
Convertible bonds	8,030	8,030	9,259	—	—
Common shares	18,969	24,576	36,339	43,503	43,951
Additional paid-in capital	21,188	25,836	34,483	341,853	349,963
Shareholders' (deficit) equity	(2,991)	(3,005)	992	314,763	297,560

RISK FACTORS

RISKS RELATED TO THE COMPANY'S BUSINESS

THE COMPANY HAS A HISTORY OF LOSSES AND EXPECTS LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE.

        The Company has not achieved profitability on an operating basis and expects to continue to incur operating losses for the foreseeable future. The Company incurred losses from operations of $33.4 million in 2001, $16.0 million in 2000 and $15.7 million in 1999. As of December 31, 2001, the Company's accumulated deficit was $70.3 million, which represents the Company's net losses since it began its operations. Even with its sizable cash balances, the Company may not become profitable or be able to significantly increase its revenue. Although the Company restructured operations in the first quarter of 2002, the Company expects increased operating expenses in 2002 compared to 2001, due to:

  •
  Increased research and development expenses required to commercialize the Company's technology and integrate acquired technologies from business acquisitions;
  •
  Expenses related to the restructuring of the Company, including employee severance and facilities down-sizing, that occurred in the first quarter of 2002;
  •
  Full-year amortization of deferred compensation and intangible assets related to business acquisitions completed in 2001; and
  •
  Full-year amortization of deferred compensation from stock options and warrants granted during 2001.

        Although the Company's annual revenues have increased in recent years, the Company will need to achieve significant incremental revenue growth to achieve profitability. Even if the Company does achieve profitability, the Company may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that the Company's revenues will grow more slowly than the Company anticipates or that operating expenses will exceed its expectations.

THE COMPANY'S INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND THE COMPANY MUST CONTINUALLY IMPROVE ITS PRODUCTS TO REMAIN COMPETITIVE.

        If the Company does not continually modify and adapt its products and improve the performance features and reliability of its products in response to advances and changes in technology and standards, the Company's business could be adversely affected and its products and technology could become obsolete or less marketable. The market for network security products is characterized by rapid technological advances, changes in customer requirements, evolving industry standards and frequent new product introductions and enhancements. Moreover, if new Internet, networking or telecommunications technologies or standards become widely adopted, or if other technological changes occur, the Company may need to adapt its products. The Company's future operating results will depend upon its ability, on a timely basis, to enhance its current products and to develop and introduce new products that address the increasingly sophisticated needs of the marketplace and that keep pace with technological developments, new competitive product offerings and emerging industry standards. The process of developing the Company's products and services is extremely complex and requires significant ongoing development efforts.

UNCERTAINTIES INHERENT IN THE COMPANY'S INDUSTRY AND SALES CYCLE MAY CAUSE RESULTS TO VARY SIGNIFICANTLY FROM QUARTER-TO-QUARTER AND MAKE IT DIFFICULT TO FORECAST FUTURE RESULTS.

        The Company's operating results are difficult to forecast and may continue to fluctuate. As a result, period-to-period comparisons of the Company's operating results are not necessarily meaningful. Factors that could influence the Company's operating results include:

  •
  Significant advances in techniques for attacking cryptographic systems;

  •
  Publicity regarding the successful circumvention of security features of products similar to the Company's products;

  •
  The impact of global economic changes;

  •
  Government regulation limiting the use, scope and strength of the cryptography used in the Company's products;

  •
  The size, timing and shipment of individual orders;

  •
  Market acceptance of the Company's new products;

  •
  Customer order deferrals in anticipation of new products or changes in customer deployment plans;

  •
  The lack of a significant backlog;

  •
  The lengthy sales cycle of the Company's products;

  •
  The ability to fulfill orders;

  •
  The level of product and price competition;

  •
  The Company's ability to develop new and enhanced products and control costs;

  •
  The mix of products and goods sold;

  •
  The mix of distribution channels through which the Company's products are sold;

  •
  The Company's ability to integrate the technology and operations of acquired businesses;

  •
  Changes in customer capital spending budgets; and

  •
  Foreign currency exchange rates.

        The Company's expense levels are based, in part, on the Company's expectations of future revenues and if such expectations are not met, the Company's operating results will be adversely affected. Further, net income (loss) may be disproportionately affected by a reduction in revenues because of the relatively small amount of the Company's expenses that vary with its revenues.

        The Company has experienced an increase in the percentage of its quarterly revenues that occur during the last few weeks of the quarter. This trend has reduced the Company's visibility of its quarterly operating results and increased the risk that revenues expected in a quarter will not be realized until the following quarter.

THE COMPANY EXPERIENCES SEASONAL FLUCTUATIONS IN SALES AND, AS A RESULT, THE COMPANY'S REVENUES MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD.

        As with many companies that have a substantial presence in Europe, the Company experiences seasonality in its business. The third quarter is typically a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. If as anticipated, the Company's revenues reflect an increasing proportion of software licenses in the future, the Company may experience another form of seasonality typical of other software companies. Software customers have a tendency to delay purchases until the fourth quarter as driven by an annual budgetary phenomenon. This typically causes first quarter revenues to be lower than the previous fourth quarter revenues. Although the Company has not experienced such seasonality in the past, it may in the future. As the Company's operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

THE COMPANY'S OPERATING MARGINS MAY DECLINE IN FUTURE PERIODS AS THE COMPANY MAKES SIGNIFICANT EXPENDITURES NECESSARY TO REMAIN COMPETITIVE.

        Depending on market conditions, market opportunities, actual revenues achieved and the competitive landscape, the Company may increase its investment in its research and development and, to a lesser extent, sales and marketing organizations. In addition, the Company may make additional investments in its general and administrative infrastructure. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect the Company's operating results. In addition, the Company could receive limited returns on the investments it has made in resources to develop and market new products if the Company is not successful introducing new products or if these new products are not accepted in the marketplace.

THE COMPANY DERIVES REVENUE FROM ONLY A LIMITED NUMBER OF PRODUCTS AND DOES NOT HAVE A DIVERSIFIED PRODUCT BASE.

        Substantially all of the Company's revenues are derived from the sale of its digital identity systems and products. The Company anticipates that substantially all of the growth in the Company's revenue, if any, will also be derived from these sources. If for any reason the Company's sale of these products are impeded, and the Company has not diversified its product offerings, the Company's business and results from operations could be harmed.

THE COMPANY'S CUSTOMER BASE IS HIGHLY CONCENTRATED AND THE LOSS OF ANY ONE OF THESE CUSTOMERS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

        Historically, the Company has experienced a concentration of revenues through certain of its channel partners to customers. In 1999 and 2000, there was a high concentration of revenues through a channel partner to a Nordic financial institution. In 2001, there was a high concentration of revenues through a number of system integrators to the U.S. Department of Defense. Many of the Company's contracts with its significant channel partners are short-term. If any of these channel partners did not renew their contract upon expiration, or if there was a substantial reduction in sales to any of the Company's significant customers, it could adversely affect the Company's business and operating results.

        In 1999, two customers accounted for 50% of revenues and 56% of accounts receivable. In 2000, two customers accounted for 61% of revenues and one customer accounted for 66% of accounts receivable. In 2001, three customers accounted for 41% of revenues and 44% of accounts receivable. No other customers in 1999, 2000 and 2001 accounted for 10% or more of the Company's revenues or accounts receivable. The Company expects to continue to depend upon a small number of large customers for a substantial portion of the Company's revenue.

THE COMPANY HAS A LONG AND VARIABLE SALES CYCLE WHICH CAN RESULT IN SIGNIFICANT REVENUE FLUCTUATIONS FROM QUARTER TO QUARTER.

        The sales cycle for the Company's products, which is the period of time between the identification of a potential customer and completion of the sale, is typically long and subject to a number of significant risks over which the Company has little control. As the Company's operating expenses are based on anticipated revenue levels, a small fluctuation in the timing of sales can cause the Company's operating results to vary significantly from period to period. If revenue falls significantly below anticipated levels, the Company's business would be seriously harmed.

        A typical sales cycle is often six to nine months in the case of an enterprise customer, and more than twelve months in the case of a network service provider customer or government entity.

Purchasing decisions for the Company's products and systems may be subject to delay due to many factors that are not within the Company's control, such as:

  •
  The time required for a prospective customer to recognize the need for the Company's products;

  •
  The significant expense of digital identity products and network systems;

  •
  The customer's requirement for customized features and functionalities;

  •
  The customer's internal budgeting process; and

  •
  Internal procedures a customer may require for the approval of large purchases.

        Furthermore, the implementation process is subject to delays resulting from network administrative concerns associated with incorporating new technologies into existing networks, deployment of a new network system or preservation of existing network infrastructure and data migration to the new system. Full deployment of the Company's technology and products for such networks, servers or other host systems is usually scheduled to occur over a two-to-three-year period and the licensing of digital identity systems and products, including client and server software, smart cards, readers, tokens and the recognition of maintenance revenues would also occur over this period.

SHAREHOLDERS WHO ARE UNITED STATES RESIDENTS MAY BE SUBJECT TO UNFAVORABLE TAX TREATMENT.

        There is a substantial risk that the U.S. Internal Revenue Service could classify the Company as a passive foreign investment company, or PFIC. The Company's treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, the Company will be classified as a PFIC for any taxable year in which either: (i) 75% or more of the Company's gross income is passive income, or (ii) at least 50% of the average value of all of the Company's assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If the Company were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to the Company's U.S. shareholders.

        As a result of the Company's large cash position and the decline in the value of its stock, there is a substantial risk that the Company will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of PFIC status is based upon the composition of the Company's income and assets from time to time, and because the application of these rules has not yet been clarified by regulations, this determination cannot be made with certainty.

        A variety of elections regarding PFIC status may be made separately by the shareholders of a foreign company. United States residents should consult their own tax advisors regarding these rules, including qualified electing fund and mark-to-market elections, and carefully read the information set forth in Item 10 under the caption "United States Federal Income Taxes" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of the Company's common shares.

THE MARKET FOR THE COMPANY'S PRODUCTS IS STILL DEVELOPING AND IF THE INDUSTRY ADOPTS STANDARDS OR A PLATFORM DIFFERENT FROM THE COMPANY'S, THEN THE COMPANY'S COMPETITIVE POSITION WOULD BE NEGATIVELY AFFECTED.

        The market for digital identity products is still emerging and is also experiencing consolidation. The evolution of the market is in a constant state of flux that may result in the development of different network computing platforms and industry standards that are not compatible with the Company's current products or technologies.

        The Company believes that smart cards are an emerging platform for providing digital identity for network applications and services. The Company's business model is premised on the smart card becoming a common access platform for network computing in the future. Further, the Company has focused on developing its products for particular operating systems. Should platforms other than the smart card emerge as a preferred platform or should operating systems other than the specific systems the Company has focused on emerge as preferred operating systems, the Company's current product offerings could be at a disadvantage to competitors who have been focusing on alternative platforms and operating systems. If this were to occur, the Company's future growth and operating results could suffer.

        In addition, the Company operates in markets for which industry-wide standards have not emerged. While the Company is actively engaged in discussions with industry peers to define what standards should be, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with the Company's business model and product lines.

THE NATURE OF THE COMPANY'S BIDDING PROCESS AND COMPETITIVE PRESSURES MAY, AT TIMES, FORCE THE COMPANY TO SELL PRODUCTS AT A LOSS.

        The Company engages in competitive bidding practices for some of its contracts that could result in its costs exceeding its revenues for some contracts. The Company generates a portion of its revenue from contracts and purchase orders awarded through competitive bidding processes. The Company's bids will not always be accepted or, if accepted, awarded contracts may not generate enough revenue to be profitable. The competitive bidding process is typically lengthy and often results in the expenditure of financial, engineering and other resources early in the process and also in connection with bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that the Company's costs may exceed projected costs upon which a submitted bid or contract price is based.

THE COMPANY MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS OR ECONOMIC SLOWDOWNS ABROAD.

        The Company's international operations subject the Company to risks associated with operating in foreign markets, including fluctuations in currency exchange rates that could adversely affect the Company's results from operations and financial condition. International sales are a substantial portion of the Company's business. A severe economic decline in one of the Company's major foreign markets could make it difficult for customers from those countries to pay the Company on a timely basis. Any such failure to pay, or deferral of payment, could adversely affect the Company's results from operations and financial condition. In 1999, 2000 and 2001, markets outside of the United States accounted for 82%, 80% and 49% of consolidated revenues, respectively.

        The Company faces a number of risks inherent in doing business in international markets, including among others:

  •
  Unexpected changes in regulatory requirements;

  •
  Potentially adverse tax consequences;

  •
  Export controls relating to encryption technology;

  •
  Tariffs and other trade barriers;

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  Difficulties in staffing and managing international operations;

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  Changing economic or political conditions;

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  Exposures to different legal standards;

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  Burdens of complying with a variety of laws and legal systems;

  •
  Fluctuations in currency exchange rates; and

  •
  Seasonal reductions in business activity during the summer months in Europe as well as other parts of the world.

        While the Company prepares its financial statements in U.S. dollars, the Company has historically incurred a substantial portion of its expenses in French Francs and, more recently, in Euros. The Company expects that a significant portion of its expenses will continue to be incurred in Euros and, to a lesser extent, in other non-U.S. foreign currencies. Fluctuations in the value of the Euro and other currencies relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the constantly changing currency exposures and the substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

THE COMPANY RELIES ON THE SERVICES OF CERTAIN EXECUTIVE OFFICERS AND KEY PERSONNEL, THE LOSS OF WHOM COULD ADVERSELY AFFECT THE COMPANY'S OPERATIONS.

        The Company's future success depends largely on the efforts and abilities of its executive officers and senior management, particularly Steven Humphreys, its Chairman and Chief Executive Officer, and Yves Audebert, its Founder, Vice Chairman, President and Chief Operating Officer, and other key employees, including technical and sales personnel. The loss of the services of any of these persons could harm the Company's business.

        In 2001, only Jean-Gérard Galvez, the former Chief Executive Officer, and Marc Hudavert, Vice President and General Manager, Europe, had employment agreements with the Company.

        The Company does not maintain any key-person insurance for any of the Company's employees. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain additional key personnel. A failure to attract additional personnel could significantly harm the Company's business or financial performance.

THE COMPANY'S ABILITY TO REMAIN COMPETITIVE DEPENDS IN PART ON ATTRACTING, HIRING AND RETAINING QUALIFIED TECHNICAL PERSONNEL.

        If the Company is unable to attract, hire and retain qualified technical personnel, the Company's business will suffer. The Company's future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, the Company may not be able to successfully attract or retain skilled technical employees, which may impede the Company's ability to develop, install, implement and otherwise service its software and hardware systems and to efficiently conduct its operations.

        The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions. This competition means there are fewer highly qualified employees available to hire, the costs of hiring and retaining such personnel are high and they may not remain with the Company once hired. Furthermore, there is continuing pressure to provide technical employees with stock options and other equity interests in the Company, which may dilute the Company's earnings (loss) per share.

        Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on the Company's business, operating results and financial condition. The addition and assimilation of new personnel may be made more difficult by the fact that the Company's research and development personnel are split between France, the United States, Canada and Australia, and its sales and marketing activities are located on three continents, thus requiring the coordination of organizations separated by geography and time zones, and the interaction of personnel with disparate business backgrounds, languages and cultures.

THE COMPANY'S PLANNED GROWTH IN THE UNITED STATES AND ABROAD WILL PLACE SIGNIFICANT STRAIN ON ITS FINANCIAL AND MANAGERIAL RESOURCES AND MAY NEGATIVELY AFFECT ITS RESULTS OF OPERATIONS.

        The Company's ability to manage its growth effectively will require the Company to continue to improve its operations, financial and management controls, reporting systems and procedures; to train, motivate and manage its employees; and, as required, to install new management information systems. There can be no assurance that existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. If the Company is successful in achieving its growth plans, such growth is likely to place a significant burden on the operating and financial systems, resulting in increased responsibility for senior management and other personnel within the Company.

IT IS DIFFICULT TO INTEGRATE ACQUIRED COMPANIES, PRODUCTS AND TECHNOLOGIES INTO THE COMPANY'S OPERATIONS AND THE COMPANY'S INABILITY TO DO SO COULD GREATLY LESSEN THE VALUE OF ANY SUCH ACQUISITIONS.

        In 2001, the Company acquired Safe Data System S.A. in Montpellier, France, Authentic8 International Inc. in Melbourne, Australia and American Biometric Co. Ltd. (Ankari) in Ottawa, Canada. The Company plans to make additional strategic acquisitions of companies, products or technologies in the future in order to implement its business strategy. The Company is still integrating the businesses it acquired in 2001 into its existing operations. If the Company is unable to successfully integrate acquired businesses, products or technologies with its existing operations, the Company may not receive the intended benefits of such acquisitions. For example, in the first quarter of 2002, the Company decided to dispose of certain of the operations of Authentic8. As a result of this decision, the Company recorded a $15.9 million charge to earnings in the first quarter of 2002 associated with the impairment of goodwill and other intangibles, write-down of fixed assets and loss from discontinued operations. Acquisitions may also subject the Company to unanticipated liabilities or risks, disrupt the Company's operations and divert management's attention from day-to-day operations.

        To date, the Company has primarily used cash to finance its business acquisitions. The Company may incur debt or issue equity securities to finance future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to the Company's shareholders. In addition, the Company's profitability may suffer due to acquisition-related expenses and the amortization of acquired intangible assets.

        The Company adopted Statement of Financial Accounting Standards or SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002 and will no longer amortize goodwill from the date of adoption. Under SFAS 142, the Company is required to evaluate its goodwill and other intangible assets on an annual basis or as events or circumstances occur which may indicate an impairment of the value of these assets. These evaluations could result in future write-downs of goodwill and other intangible assets that could have a material adverse effect on the Company's results of operations.

THE COMPANY RELIES ON STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES TO DEVELOP AND MARKET ITS PRODUCTS. IF THE COMPANY IS UNABLE TO ENTER INTO ANY SUCH RELATIONSHIPS, OR IF IT LOSES AN EXISTING RELATIONSHIP, THE COMPANY'S BUSINESS COULD BE HARMED.

        The Company's success depends on establishing and maintaining strategic relationships with other companies to develop, market and distribute the Company's technology and products and, in some cases, to incorporate the Company's technology into their products. Part of the Company's business strategy has been to enter into strategic alliances and other cooperative arrangements with other companies in the industry. The Company is currently involved in cooperative efforts to incorporate its products into products of others, to jointly engage in research and development efforts, jointly engage in marketing efforts and reseller arrangements. None of these relationships are exclusive, and some of the Company's strategic partners also have cooperative relationships with certain of the Company's competitors.

        If the Company is unable to enter into cooperative arrangements in the future or if the Company loses any of its current strategic or cooperative relationships, its business could be harmed. The Company does not control the time and resources devoted to such activities by parties with whom the Company has relationships. In addition, the Company may not have the resources available to satisfy its commitments, which may adversely affect these relationships. These relationships may not continue, may not be commercially successful, or may require the expenditure of significant financial, personnel and administrative resources from time to time. Further, certain of the Company's products and services compete with the products and services of its strategic partners. For example, Schlumberger distributes software for logical security applications using smart cards in addition to the smart card products that they license from the Company. This competition may adversely affect the Company's relationships with its strategic partners, which could adversely affect its business.

        In September 2001, the Company licensed its authentication server software to VeriSign at or about the same time that it purchased software and services from VeriSign. Although cash was exchanged in this transaction, the Company considered this a nonmonetary transaction. Revenues related to this transaction comprised 11% of total revenues in 2001. The Company recorded no nonmonetary transactions in 2000 or 1999.

THE NATURE OF THE COMPANY'S OPERATIONS MAKES THE COMPANY PARTICULARLY SUSCEPTIBLE TO POWER OUTAGES, COMPUTER VIRUSES AND NATURAL DISASTERS.

        The Company's operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunication failures, intentional acts of vandalism and similar events. In particular, the Company's U.S. headquarters are located in the San Francisco Bay area, which is known for seismic activity. The Company has not established a formal disaster recovery plan, and the Company's back-up operations and its business interruption insurance may not be adequate to compensate the Company for losses that occur. A significant business interruption would result in losses or damages incurred by the Company and would harm its business.

        Furthermore, the Company relies on continuous power supply to conduct its business and energy shortages, similar to those experienced in California during 2001, could disrupt the Company's operations and increase its expenses. The Company currently does not have alternate sources of power, and the Company's current insurance does not provide coverage for any damages the Company or its customers may suffer as a result of any interruption in its power supply. If the Company experienced a disruption in power supply, it would be temporarily unable to continue operations at the Company's California facilities. This could damage the Company's reputation, harm the Company's ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm the Company's business and results of operations.

LIMITATIONS IMPOSED BY FRENCH LAW MAY PREVENT OR DELAY THE ABILITY OF THE COMPANY TO TAKE CERTAIN CORPORATE ACTIONS

        As a company incorporated under the laws of the Republic of France, the Company is subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other things, holders of American Depositary Shares or ADSs are subject to voting procedures that are more complicated than for U.S. jurisdictions. The Company's ability to increase its share capital is subject to shareholder approval at an extraordinary shareholders' meeting. Shareholder approval must in any event be obtained for any issuances of share capital in connection with a merger, even if the Company is the surviving entity, or an acquisition of assets in exchange for shares of the Company. In the case of an extraordinary general meeting, the presence, in person or by proxy, of shareholders holding one-third of the voting shares upon first notice and one-quarter of the voting shares upon second notice is required for a quorum. The complicated voting procedures under French law, and related trading restrictions imposed on institutional holders if they exercise their voting rights, have caused an increasing number of significant institutional holders not to exercise their voting rights which could prevent the Company from obtaining a quorum for future shareholders' meetings and thereby impair the ability of the Company to take any action that requires shareholder approval, such as the approval of acquisitions, mergers and/or corporate reorganizations.

        In addition, the laws of the Republic of France contain provisions that could make it more difficult for a potential acquiror to complete a merger, tender offer or proxy contest involving the Company. While these provisions are intended to protect the Company's stakeholders, they could inhibit acquisition attempts by third parties that may be in the best interest of certain shareholders thereby having an adverse effect on the market price for the Company's common shares and American Depository Shares.

        The laws of the Republic of France for companies not listed on a French stock exchange also contain provisions that make the repurchase of shares or a share buyback by the Company difficult compared to corporations organized in U.S. jurisdictions. A share buyback can only be achieved in the form of a public tender offer for a fixed quantity of shares at a fixed offer price. A share buyback is considered to be a reduction in capital and consequently would require shareholder approval.

RISKS RELATED TO THE INDUSTRY

THE IMPACT OF GLOBAL ECONOMIC CHANGES MAY CAUSE THE COMPANY TO FAIL TO MEET EXPECTATIONS, WHICH COULD NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S STOCK.

        The Company's operating results can vary significantly based upon the impact of changes in global and domestic economic conditions on the Company's customers. The global economic environment in 2002 continues to be uncertain. The September 11, 2001 terrorist attacks in New York City, Washington, D.C. and Pennsylvania, and the continuing American military response, has affected the global economic environment. At the time of the attacks, capital investment by businesses, particularly investments in new technology, had been experiencing substantial weakness. This weakness was aggravated by the September 11, 2001 attacks and has continued into 2002. Current economic and political uncertainty could result in a further decline in new technology investments. These uncertainties could cause customers to defer or reconsider purchasing products or services if they experience a downturn in their business or if there is a further downturn in the general economy. Such events could have a material adverse effect on the Company's business.

DEMAND FOR THE COMPANY'S PRODUCTS DEPENDS, IN PART, ON THE CONTINUED GROWTH OF THE INTERNET AND OTHER COMMUNICATIONS NETWORKS.

        If the use of the Internet and other communications networks does not continue to grow, demand for the Company's products may not increase. Successful implementation of the Company's strategy depends in large part on the continued growth in the use of the Internet and other communications networks based on internetworking protocols. If the use of these networks does not continue to grow, or if it grows more slowly than the Company expects, the demand for the Company's products may not increase. As certain types of network transactions and applications, such as electronic commerce, are still evolving, the Company cannot predict the size of the market and its sustainable growth rate. To date, many businesses and consumers have been deterred from using these networks for a number of reasons, including, but not limited to:

  •
  Potentially inadequate development of network infrastructure;

  •
  Security concerns including the potential for user impersonation and fraud or theft of stored data and information communicated over networks;

  •
  Inconsistent quality of service;

  •
  Lack of availability of cost-effective, high-speed network service;

  •
  Limited numbers of local access points for corporate users;

  •
  Inability to integrate business applications on the networks;

  •
  The need to operate with multiple and frequently incompatible products;

  •
  Limitations on networks due to increased users and lack of sufficient infrastructure to support increased levels of use;

  •
  Increased governmental regulation and delays in development or adoption of new standards and protocols to handle increased levels of activity; and

  •
  Lack of tools to simplify access to and use of networks.

        The adoption of the Internet and other communication networks based on internetworking protocols will require a broad acceptance of new methods of conducting business and exchanging information. Companies and government agencies that already have invested substantial resources in other methods of conducting business may be reluctant to adopt new methods. Also, persons with established patterns of purchasing goods and services and effecting payments through traditional means may be reluctant to change.

THE COMPANY'S INDUSTRY IS HIGHLY COMPETITIVE AND MANY OF THE COMPANY'S COMPETITORS HAVE GREATER FINANCIAL AND TECHNICAL RESOURCES.

        The network security industry is highly competitive and evolving, and the Company may be unable to compete successfully in the future, which may harm the Company's business. The Company competes in numerous markets, including

  •
  Digital identification;

  •
  Network access control;

  •
  Personal credential security; and

  •
  Smart card, biometric and token-based network applications and authentication.

        These markets are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. The Company believes that the principal factors affecting competition in its markets include product functionality, performance, scalability, flexibility and features of products, use of open standards technology, quality of service and support, reputation and price.

        Many of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's competitors may determine, for strategic reasons, to consolidate, to substantially lower the price of their products or to bundle their products with other products, such as hardware products or other software products. The Company expects that there will be additional consolidation in the digital identity market and that there can be no assurance that such consolidation will not materially adversely impact the Company's competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

U.S. AND FRENCH EXPORT LAWS MAY LIMIT THE COMPANY'S ABILITY TO SELL CERTAIN OF ITS PRODUCTS INTERNATIONALLY. THESE RESTRICTIONS MAY REDUCE POTENTIAL REVENUE AND CREATE A COMPETITIVE ADVANTAGE FOR COMPANIES NOT SUBJECT TO THESE LAWS.

        Government regulation of technology exports could limit the Company's ability to market its products and to compete effectively worldwide. The Company's international sales and operations may be subject to the following risks:

  •
  Imposition of government controls;

  •
  New or changed export license requirements;

  •
  Restrictions on the export of critical technology;

  •
  Import or trade restrictions; and

  •
  Changes in tariffs.

        While the Company believes its technology and products are designed to meet the regulatory standards of many foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's results of operations and financial condition.

        Certain of the Company's products are subject to export controls under U.S. and French laws, and the Company believes that it has obtained all necessary export approvals when required. However, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be revised from time to time. The Company's failure to obtain required approvals under these regulations could adversely affect its ability to sell in certain parts of the world. For example, because of the U.S. governmental controls on the exportation of encryption technology, the Company has been unable to export some of the Company's products with the most advanced information security encryption technology without providing encryption keys for access by governmental authorities. As a result, non-U.S. competitors facing less stringent controls on their products may be able to compete more effectively than the Company in the global information security market. These factors may have a material adverse effect on the Company's results of operations and financial condition.

        Due to the increasing popularity of the Internet and internetworking protocol-based communication networks, it is possible that laws and regulations may be enacted covering issues such as user privacy, pricing, content and quality of products and services. The increased attention focused upon these issues as a result of the adoption of additional laws and regulations may reduce the rate of growth of these networks, which in turn could result in decreased demand for the Company's technology.

RISKS RELATING TO THE COMPANY'S PRODUCTS

THE COMPANY DEPENDS ON A LIMITED NUMBER OF MANUFACTURERS AND SUPPLIERS AND ANY DISRUPTION OF ITS SUPPLY CHAIN COULD ADVERSELY AFFECT THE RESULTS OF OPERATIONS AND COULD IMPACT CUSTOMER RELATIONS.

        The Company depends upon a small number of companies for the manufacture of its products and the loss of any one of them could materially harm the Company's business. The Company contracts with IDT and ATM, two Hong Kong-based companies, for the manufacture and assembly of ActivCard tokens. The assembly of certain components used in the Company's products is performed in France by Selem. The duplication of CDs for the ActivCard Gold product is performed in the Netherlands by Metatec. These are currently the Company's sole sources for the manufacture and assembly of these products. A reduction or interruption in supply and the failure to identify and establish relationships with additional manufacturers and assemblers would adversely affect the Company's results of operations and could impact customer relations.

        IDT and ATM have manufacturing facilities located in a special economic zone in the Guandong and Shenzhen Provinces in the People's Republic of China. The Chinese government has exercised, and continues to exercise, substantial control over many sectors of the Chinese economy, including manufacturing. Consequently, changes in policy by the Chinese government could adversely affect the Company's ability to source its ActivCard tokens in China. The preferential tax treatment granted to enterprises located in these special economic zones could also be withdrawn, which could adversely affect the cost of manufacturing in China.

        Although most of the parts and components used in the manufacture of the Company's products are readily available from a number of suppliers, certain components are currently available only from a single source or from limited sources. The Company's inability to obtain sufficient source components, or to obtain or develop alternative sources at competitive prices and quality, could result in delays in product shipments or increase the Company's material costs, either of which would adversely affect the Company's financial condition or results of operations. In particular, the micro-controller chips contained in the Company's older ActivCard Plus tokens are currently purchased from a sole source supplier, Samsung Semiconductor Europe GmbH, which produces the chips in South Korea. Samsung may not be able to furnish enough chips to meet the Company's demand or the Company may not be able to continue to purchase chips of acceptable quality from Samsung at commercially acceptable prices. The Company believes that, if Samsung were to discontinue the manufacture of the chips or to become unwilling or unable to meet the Company's future requirements, the Company would be able to procure chips of acceptable quality from another supplier, and the Company's contractual relationship with Samsung would not restrict its ability to do so. The Company could also redesign its ActivCard Plus tokens for a different microprocessor. However, delay or failure to identify additional suppliers at commercially acceptable prices or redesign the circuits could adversely affect the Company's results of operations.

IF THE SECURITY CODES IN THE COMPANY'S SOFTWARE WERE TO BE BROKEN, THE COMPANY'S PRODUCTS MAY BE RENDERED LESS EFFECTIVE AND ITS REPUTATION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

        The Company employs cryptographic technology in its authentication products that use complex mathematical formulations to establish network security systems. Many of the Company's products are based on cryptographic technology. With cryptographic technology, a user is given a key that is required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's key and in part on the application of algorithms, which are advanced mathematical factoring equations. These codes may eventually be broken or become subject to government regulation regarding their use, which would render the Company's technology and products less effective. The occurrence of any one of the following could result in a decline in demand for the Company's technology and products:

  •
  Any significant advance in techniques for attacking cryptographic systems, including the development of an easy factoring method or faster, more powerful computers;

  •
  Publicity of the successful decoding of cryptographic messages or the misappropriation of keys; or

  •
  Increased government regulation limiting the use, scope or strength of cryptography.

IN THE FUTURE, THE COMPANY MAY BE SUBJECT TO LIABILITY CLAIMS BROUGHT BY ITS CUSTOMERS ALLEGING FLAWS IN THE COMPANY'S PRODUCTS. IF ANY SUCH CLAIMS WERE TO ARISE, THEY MAY BE COSTLY TO DEFEND AND ITS REPUTATION COULD BE DAMAGED.

        The Company's sales agreements typically contain provisions designed to limit the Company's exposure to potential product liability or related claims. Products as complex as those the Company offers may contain undetected errors or "bugs" or result in failures when first introduced or when new versions are released. The occurrence of these errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against the Company, or could cause the Company to incur additional costs, any of which could adversely affect its business. Despite the Company's product testing efforts and testing by current and potential customers, it is possible that errors will be found in products or enhancements after commencement of commercial shipments. The Company does not maintain insurance to mitigate losses caused by product defects.

        The Company's products can be used to prevent unauthorized access to and attacks on critical enterprise information. As the Company's customers rely on its products for critical security applications, the Company may be exposed to potential liability claims for damage caused to an enterprise as a result of an actual or perceived failure of the Company's products. An actual or perceived breach of enterprise network or data security systems of one of the Company's customers, regardless of whether the breach is attributable to its products or solutions, could adversely affect the market's perception of the Company, products and solutions and therefore the Company's business. Furthermore, the nature of many of the Company's professional services exposes the Company to a variety of risks. Many of the Company's professional service engagements involve projects that are critical to the operations of the customers' businesses. The Company's failure or inability to meet a customer's expectations in the performance of its services or products, or to do so in the time frame required by the customer, regardless of the Company's responsibility for the failure, could:

  •
  Result in a claim for substantial damages against the Company by its customers;

  •
  Discourage customers from engaging the Company for such services; or

  •
  Damage the Company's business reputation.

        In addition, as a provider of professional services, a portion of the Company's business involves employing people and placing them in the workplace of other businesses. Therefore, the Company is also exposed to liability with respect to actions of its employees while on assignment, such as damages caused by employee errors and omissions, misuse of customer proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims.

        The Company currently carries general liability insurance, errors and omissions insurance and insurance to guard against losses caused by employee dishonesty. The Company believes that this insurance is comparable to other similar companies in the Company's industry. However, that insurance may not continue to be available to the Company on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The Company does not maintain insurance coverage for employee errors or security breaches, nor does the Company maintain specific insurance coverage for any interruptions in its business operations. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or changes in its insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect the Company's business.

THE COMPANY'S SUCCESS DEPENDS IN PART ON ITS ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY. ANY INABILITY TO DO SO COULD CAUSE THE COMPANY'S BUSINESS MATERIAL HARM.

        The Company's operations may suffer if the Company is unable to protect the intellectual and proprietary rights necessary to produce its products. The Company depends substantially on its proprietary information and technologies. The Company relies on a combination of trademark, patent, copyright and trade secret laws and license agreements to establish and protect its rights in software products and other proprietary technology. Although the Company believes that its intellectual property is not susceptible to compromise during the manufacturing process because its software is embedded, through a masking process, in the micro-controller before delivery to the manufacturer occurs and is not made independently available to the manufacturer, the Company does manufacture and sell products in countries that offer less protection for intellectual property than the United States or France.

        The Company enters into confidentiality or license agreements with its employees and distributors, as well as with its customers and potential customers seeking proprietary information, and limits access to and distribution of the Company's software, documentation and other proprietary information. The Company cannot assure that the steps taken in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology. In particular, it may be possible for unauthorized parties to copy certain portions of the Company's products or obtain and use information that the Company regards as proprietary. Any inability to protect the Company's proprietary technologies could adversely affect its business.

        In March 2002, the Company filed a lawsuit against Vasco Data Systems International alleging infringement of U.S. Patent No. 5,937,068, as well as other matters set forth in the complaint. In May 2002, Vasco filed a response to the Company's complaint and filed counterclaims, including non-infringement and patent invalidity. Litigation carries a number of significant risks, is often unpredictable and can be very expensive, even if resolved in the Company's favor. Litigation may also divert the attention of management and deplete other resources of the Company.

        In general, patent rights are of similar duration (approximately 20 years) in all countries where patents have been issued. The nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country. The Company cannot provide assurance that patents will be issued with respect to pending or future patent applications, or that the Company's issued patents will not be challenged, invalidated or circumvented, or that the patents that have been issued to the Company will prevent the development of competitive products. In addition, the Company cannot always be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on certain inventions.

THE COMPANY'S OPERATING RESULTS COULD SUFFER IF THE COMPANY IS SUBJECTED TO A PROTRACTED INTELLECTUAL PROPERTY INFRINGEMENT CLAIM OR ONE WITH A SIGNIFICANT DAMAGES AWARD.

        The Company may face claims of infringement on proprietary rights of others that could subject the Company to costly litigation and the possible restriction on the use of such proprietary rights. There is a risk that the Company's products infringe on the proprietary rights of third parties. While the Company does not believe that its products infringe on proprietary rights of third parties, infringement or invalidity claims may nevertheless be asserted or prosecuted against the Company and its products may be found to have infringed the rights of third parties. Such claims are costly to defend and could subject the Company to substantial litigation costs. If any claims or actions are asserted against the Company, the Company may be required to modify its products or may be forced to obtain a license for such intellectual property rights in a timely manner. The Company may not be able to modify its products or obtain a license on commercially reasonable terms, or at all.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard was founded in 1985.

        The Company's registered address is 24-28, avenue du Général de Gaulle, 92156 Suresnes, Cedex, France and the telephone number is 011-33-142-04-8400. The address of the Company's principal executive offices is 6623 Dumbarton Circle, Fremont, California, 94555 and the telephone number is (510) 574-0100.

        From the Company's founding in 1985 until 1994, the Company provided software and hardware engineering services for defense-related companies, government agencies and multilateral institutions and developed, manufactured and sold customized portable products, similar in form to tokens, for large-scale applications, such as interactive television. At this time, the Company decided to devote the Company's resources principally to the development of computer and communications network security products and contract engineering services. The first ActivCard token and software development kit products were introduced in 1995 and the Company developed the ActivPack authentication server software in 1996. In early 1997, the Company chose to focus its efforts as a provider of products, rather than engineering services, to enhance the Company's gross margins and leverage its engineering investments. In January 1999, the Company introduced ActivCard Gold, a smart card-based solution for digital identification.

        In March 2000, the Company raised aggregate gross proceeds of approximately $306 million from its initial public offering in the United States.

        In October 2000, the Company announced that it had won a contract to supply the U.S. Department of Defense or DOD with the ActivCard Identity Management System, which provides card issuance, provisioning and life cycle management capabilities. The Company was also contracted to develop and supply certain software applications for the card. The DOD announced its intention to issue a standardized identification badge, known as the Common Access Card, to 4.3 million DOD employees.

        In March 2001, the Company acquired the remaining 20% interest in ActivCard Asia Pte. Ltd. it did not own for $111 thousand. ActivCard Asia, the Company's Asian sales and marketing entity, is now a wholly owned subsidiary.

        In April 2001, Authentic8 International Inc. and the Company mutually agreed to terminate an initial agreement to combine. In connection with the termination of the agreement, the Company recorded a charge against earnings in the amount of $3.1 million, which consisted of $2.0 million in professional fees and $1.1 million in break-up fees.

        In June 2001, the first branch department within the DOD adopted the Common Access Card. The Company was contracted to supply ActivCard Gold client software that interacts with the ActivCard Identity Management System to manage the credentials and applications on the Common Access Card. During the remainder of 2001, six additional departments within the DOD awarded contracts to the Company to supply ActivCard Gold client software.

        In June 2001, the Company acquired 100% of the outstanding shares of Safe Data System S.A., a privately held developer of user authentication software based in Montpellier, France. The Company acquired Safe Data to replace its existing authentication server as well as to augment its engineering resources and customer base. The purchase price was $5.0 million, comprised of $1.9 million in cash and 250,000 common shares.

        In September 2001, the Company acquired 100% of the outstanding shares of Authentic8, a privately held provider of remote-access authentication service for banks and service operators, based in Melbourne, Australia. The Company acquired Authentic8 to augment its technology and customer base as well as to obtain expertise in providing an outsourced remote access authentication service. The purchase price was $14.1 million in cash, including $1.0 million in acquisition costs.

        In November 2001, the Company acquired 100% of the outstanding shares of American Biometric Company Ltd., a privately held company based in Ottawa, Canada, known as Ankari. Ankari's software provides organizations with the ability to verify network user access through the use of any combination of passwords, digital certificates, security tokens, smart cards and biometrics. The Company acquired Ankari to augment its technology, customer base and engineering resources. The purchase price was $18.3 million in cash, including $330 thousand in acquisition costs.

        The Company incurred capital expenditures of $265 thousand, $1.7 million and $8.5 million during the fiscal years ended December 31, 1999, 2000 and 2001, respectively. These capital expenditures were primarily incurred to create and expand research and development facilities and in 2001 included the purchase of software from VeriSign for $3.0 million that will enable the Company to issue digital certificates on a smart card.

BUSINESS OVERVIEW

        The Company develops, markets and supports digital identity systems and products that enable its customers to issue, use and maintain digital identities in a secure, manageable and reliable manner. The Company's systems and products include software and hardware products that facilitate the authentication of a user to a network service provider or database administrator through a number of different personal security devices, such as a smart card, a token, biometric device, a mobile phone or personal digital assistant. The Company's customers have a broad range of security and digital identity requirements. Each of these requirements typically has a separate and distinct database and administrator. The Company's systems support a broad range of security requirements including static password, dynamic password, public key infrastructure, remote network-access login, biometrics, multi-function smart cards and multi-function smart card picture identification badges. For example, combining certain of the Company's products, such as ActivCard tokens and ActivPack authentication server software provides a customer with a single function system for remote network access login.

Alternatively, combining a smart card, a card reader, ActivCard Java Card Applets, ActivCard Gold client software and the ActivCard Identity Management System creates a single platform that provides a customer with multi-function capabilities that can support a broad range of security requirements as well as the personal credentials of the user. By consolidating these credentials and applications onto a single personal security device, such as a smart card or mobile phone, security is increased because the user need only manage a single personal security device as opposed to multiple devices for each database. By taking advantage of the network computing capabilities of the chip residing on the smart card, database administrators have the ability to manage their databases remotely rather than having to manage an inventory of personal security devices otherwise required for each database. The Company's products enhance network security by providing two-factor authentication, which is combining something a user has, such as a personal security device like a smart card or a token, with something a user knows, such as a PIN. The two factors are required to access a network. The network service provider or database administrator authenticates a user's personal security device to the network database, gaining increased assurance that the person utilizing the network service or application is who they say they are.

        The Company's products are based on an open architecture and are designed to be inter-operable across a complex mix of systems and applications. Organizations deploying the Company's products have the flexibility to offer diverse services and to select from different deployment strategies and providers of various authentications technologies, card operating systems, directory services, certificate authorities and network management systems.

        The Company sells its products directly to end user customers and indirectly through distribution partners, such as original equipment manufacturers (OEMs), value-added resellers (VARs), system integrators and distributors. The Company has strategic relationships with VeriSign, Sun Microsystems, Schlumberger, Datacard, EDS and Novell.

        The Company markets its digital identity systems to government entities, financial institutions and other enterprises including telecommunications, healthcare, networking technology and manufacturing companies.

        The Company operated in two industry segments; Digital Identity Solutions and Managed Authentication Services. For the year ended December 31, 2001, greater than 99% of the revenues were from the Digital Identity Solutions segment. For each of the years ended December 31, 2000 and 1999, 100% of the revenues were from the Digital Identity Solutions Segment.

        Revenues by geographic market for each of the last three years ended December 31, 1999, 2000 and 2001 were as follows:

	Europe	North America	Asia Pacific	Total
1999	$7,963	$1,842	$457	$10,262
2000	$13,713	$3,624	$744	$18,081
2001	$13,681	$15,888	$1,672	$31,241

        As with many companies that have a substantial presence in Europe, the Company experiences seasonality in its business. The third quarter is typically a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. If as anticipated, the Company's revenues reflect an increasing proportion of software licenses in the future, the Company may experience another form of seasonality typical of other software companies. Software customers have a tendency to delay purchases until the fourth quarter as driven by an annual budgetary phenomenon. This typically causes first quarter revenues to be lower than the previous fourth quarter revenues. Although the Company has not experienced such seasonality in the past, it may in the future.

As the Company's operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

INDUSTRY BACKGROUND

        Networks currently enable people, businesses, governments and other entities to communicate, conduct commerce, access and share information, entertain, provide services and conduct countless other activities. Individuals and organizations are now using computer networks for increasingly sensitive tasks, such as attracting new customers, accessing new markets, improving customer service and satisfaction, and lowering support and distribution costs. The use of computer networks is extending to a number of more valuable and sensitive activities, including business-to-business transactions, electronic data interchange (EDI) and on-line retail purchases and payments. On-line companies have enjoyed dramatic growth in their customer base and revenue as consumers execute an increasing number of transactions over the network.

        As networks expand, new devices are introduced, new applications are developed and network transactions continue to proliferate. Networking technologies, including wireless technologies, will further enable communication and the sharing of information, for example, between devices and appliances without interaction from human beings.

        The proliferation of network computing and the extension of corresponding network services to a user involve a relationship between a user and a network service provider or database administrator. A network service provider can generally be defined as a provider of a service, for example on-line banking, and the user, in this example, a bank's customer. Together, the user and the network service provider form a trusted community, where the network service provider extends access or capabilities for a service through a network to the user. The network service provider needs assurance of the identity and security of the user being served. Further, the user of a network service must gain assurance that his or her privacy or personal information is not being compromised when transacting over the network. A network service provider will only provide a service and a user will only conduct transactions over a network if the following is achieved:

  •
  Access control to the network in order to manage access rights to sensitive information;

  •
  Confidentiality, which involves the encryption of data transmissions so that only the intended recipient can access the information;

  •
  Data integrity that ensures that data is not compromised or manipulated;

  •
  Non-repudiation which provides undeniable proof that transactions, once committed, are valid, binding and irrevocable; and

  •
  Authentication, which proves the identity of users and systems on the network.

        Historically, network access control issues have been addressed by security products and solutions. While security is a significant factor when transacting over networks, customers are increasingly looking for broader product solutions that provide multi-function and multi-service capabilities compared to single function solutions, seamless integration of multiple applications onto existing network infrastructure and the preservation of existing network infrastructure investment. Investment in the build-out of private, public and hybrid networks has been substantial in recent years as applications for users have proliferated and network features and functionalities have been introduced. However, the administrative complexity of a network is typically compounded by the variety of systems in place for each of its services and applications. Network administrators are faced with a multitude of challenges when overlaying applications and services on to their networks. Today, network administrators require digital identity solutions that:

  •
  Are easy to implement;

  •
  Preserve existing infrastructure and investment;

  •
  Improve business processes;

  •
  Reduce operating costs;

  •
  Provide for increased network and user security;

  •
  Provide opportunity to more effectively implement new technologies;

  •
  Simplify access to network applications and services for users;

  •
  Consolidate existing network services onto a single platform;

  •
  Consolidate network application and services management capabilities; and

  •
  Achieve an acceptable return on investment.

THE ACTIVCARD SOLUTION

        The Company has developed a broad range of products based on open standards and best practices in digital security and network authentication providing customers with increased assurance that users are who they say they are online. The Company's goal is to market its digital identity systems to enable customers to change the way they do business by leveraging public and private networks. ActivCard's personal security devices, such as a smart card or token, bind the user to a credential that they can carry with them. This enables organizations to adopt more efficient network based processes with the comfort of increased security.

        ActivCard digital identity software allows organizations to remotely initialize, personalize, and manage user credentials and applications before and after issuance of a personal security device. This complete lifecycle management capability enables organizations to offer uninterrupted user services. With ActivCard digital identity systems, organization can consolidate multiple credentials, applications, policies, and profiles used to access a variety of network services.

        Organizations use ActivCard technology to offer a variety of network services including:

  •
  LAN authentication

  •
  Remote dial-up

  •
  VPN access

  •
  Digital signatures and secure email

  •
  Secure web access

  •
  Secure electronic transactions

  •
  Message authentication

  •
  Credit, debit, e-check, and stored value

  •
  Secure patient medical and insurance records

  •
  Business process automation

  •
  Loyalty program accumulation

BUSINESS STRATEGY

        The Company's objective is to become the leading supplier of digital identity systems, enabling organizations to integrate digital identity services quickly and efficiently into their applications. To achieve this objective, the Company is pursuing the following principal strategies:

    •
    Expand the Company's base of strategic partners, system integrators, OEMs and distributors. The Company is committed to expanding its base of strategic partners, system integrators, original equipment manufacturers and distributors to ensure that its technology is available on as many servers and software platforms as possible. The Company has integrated its authentication technology into the network management systems and Internet security suites of industry leaders, such as VeriSign, Sun Microsystems, Schlumberger and Novell. The Company expects these and its other strategic relationships to provide significant market leverage as the need for managing digital identity systems develops in step with the increase in network transactions and the consequent increased need for security.

    •
    Maintain technological leadership in digital identity systems. The Company will continue to invest in the development of state-of-the art digital identity systems that are focused on the creation, distribution, protection and control of multiple credentials. ActivCard also plays a driving role with key industry organizations such as Global Platform, Liberty Alliance, and the Smart Card Alliance.

    •
    Make the Company's digital identity system the platform for accessing next generation network services. The Company believes that users of network services will increase their usage of the smart card if it is easy-to-use, has appealing applications and protects their personal credentials. The Company will continue to develop its digital identity system to address user requirements by solving the network service providers' challenges with respect to card issuance, card management and post-issuance management of applications using two-factor authentication.

    •
    Leverage the Company's existing customer base. The Company intends to leverage the Company's existing customer base, which has deployed its token-based authentication solutions to more than 2.8 million users. The Company will seek to migrate these customers to its new product offerings, including ActivCard Gold. The Company also intends to market its product offerings to new customers by referencing its existing customer base.

PRODUCTS, TECHNOLOGY AND SERVICES

        The Company's products are designed to be scalable, secure and easy-to-use.

Key Benefits

Consolidating personal credentials and applications

        ActivCard technology uniquely enables migration and consolidation of multiple credentials and applications onto a single smart card device. This has the principal benefits of:

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  Eliminating the costs of funding separate programs, managing separate databases, and allocating separate administrative resources;

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  Streamlining the issuance and management of personal data and credentials;

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  Integrating a variety of physical and logical access services into a single system.

Updating devices after they have been issued to users

        ActivCard provides highly secure systems for managing the entire lifecycle of personal security devices in an open environment. From initialization and personalization to issuance and management, the Company's server products deliver a modular, scalable, network-based system for administering multi- functional personal security devices. Issuers can remotely deploy and update the credentials, applications and data, and instantly enforce network security policies. This can be done without replacing the user device and without disrupting user network services. The ActivCard Identity Management System has the following post-issuance management capabilities:

  •
  Enabling issuers to dynamically load, delete, and modify content;

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  Providing organizations with the flexibility to adapt to changing user needs;

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  Maximizing the lifespan and return on investment of multi-application devices;

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  Enabling post-issuance updates over public networks via a secure channel.

Enabling multiple database administrators to independently manage content on the same personal security device

        ActivCard technology enables multiple database administrators to manage their respective applications independently on a single user device while maintaining privacy and confidentiality. Managing multiple applications on a single personal security device eliminates duplicative expenses. Multiple database administrators can share the cost of a single management system rather than having to pay each for his own personalization, issuance, management and applications systems.

Enabling interoperability

        ActivCard products are designed to open industry standards and interoperate across a complex mix of technologies, including smart cards, operating systems, PKI applications, and networks. This enables customers to leverage past and future IT investments.

        The Company's products include authentication products and identity management products.

Authentication Products

        The Company has authentication products that enable its customers to provide secure access to mission critical network applications and resources. These products integrate with industry standard network equipment and software applications to provide solutions for LAN, Remote Access, and Web Access. The Company's authentication products include:

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  ActivCard Gold, an easy-to-use, easy to install, smart card-based client software package. For corporate environments, ActivCard Gold provides a high level of security to the desktop environment, either for local area network access or when users are at remote locations. ActivCard Gold supports industry partners such as Entrust, Microsoft, Baltimore, Netscape and VeriSign for smart card based e-mail digital signature and PKI applications.

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  ActivCard Gold for Common Access Card provides the same desktop security features as ActivCard Gold but utilizes a U.S. Department of Defense issued Common Access Card. ActivCard Gold for Common Access Card allows government agencies to leverage a military issued digital ID for network security applications.

  •
  ActivCard Trinity, a client/server authentication solution that incorporates smart card, biometrics, tokens, and managed static passwords. Trinity allows customers to manage access to network applications through an administrative interface with advanced security policies. Trinity provides a means for customers to reduce password management costs by providing a single sign-on experience with strong authentication.

  •
  ActivPack, a high performance authentication server that supports tokens, smart cards, and USB Keys. Through the use of the Company's dynamic password technology, ActivPack provides secure remote access for customers with Cisco, Nortel, Checkpoint or other industry standard network access systems.

  •
  ActivCard Tokens, handheld digital identity devices that provide two-factor authentication for end users. Each device generates a unique one time dynamic password that can be validated by the authentication server. Tokens allow authentication of the user or the server or the validation of a transaction.

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  ActivReader, a secure smart card reader that offers trusted display and PIN pad enabled applications such as transaction verification, on a secure connected device. ActivReader has been certified compliant with the standard secure electronic transmission protocol used by Europay, MasterCard and Visa International.

Identity Management Products

        ActivCard's identity management products are based on the Company's large-scale issuance, provisioning and management infrastructure solution, currently in production with the U.S. Department of Defense.

  •
  ActivCard Identity Management System has distributed issuance capabilities that can issue thousands of digital identity cards on a daily basis. Unlike legacy card management systems, the ActivCard Identity Management System is able to perform real-time issuance, with high security, over common TCP/IP networks. The ActivCard Identity Management System allows organizations such as large-scale service providers, financial service organizations, corporate enterprises and healthcare benefit providers to seamlessly integrate ActivCard technology into their existing infrastructure and cost effectively deploy, utilize and manage digital identity products.

  •
  ActivCard JavaCard Applets are software applications that execute on a smart card chip. ActivCard provides a variety of applications for managing multiple types of credentials including PIN, PKI, dynamic password, biometrics, static passwords and data. The Company's system integrator partners are able to customize solutions for their customers integrating ActivCard Java Card Applets into their applications.

Services

        The Company also offers customers a variety of services, which range from advanced customer support to in-depth security assessments. The Company retains a number of industry experts in the field of smart cards, biometrics, authentication, and network security. Through industry best practices, ActivCard has established a number of programs to help customers successfully plan and manage the deployment of digital identity. In addition, ActivCard offers customization services to rebrand devices, readers and software products for end users as well as OEM partners. The Company also offers support and maintenance services for its software products that typically include telephone support, on-site support, installation and software updates, bug fixes, upgrades depending on the support and maintenance package purchased.

SALES

        The Company markets and sells its products and technologies through a network of distribution partners, such as systems integrators, value-added resellers, original equipment manufacturers and distributors, which are supported by the Company's indirect sales organization. The Company's sales organization is responsible for soliciting prospective customers and providing technical advice and support with respect to its products and technologies.

        As of March 31, 2002, the Company employed a sales, service and support, training and marketing organization of 80 employees. The Company has sales offices in France, Germany, Singapore, Japan, Sweden, United Kingdom, Australia, Canada, South Africa and the United States.

        The Company's system integrators, resellers and distribution partners typically incorporate products from a variety of suppliers to address end user requirements. The Company currently has over 70 selling partners in over 40 countries worldwide. These partners include VeriSign (United States), EDS (worldwide), Northrop Grumman and Raytheon (United States), Schlumberger Sema (worldwide), Datacard (worldwide), Allasso and Dimension Data (France, Italy, Spain, Netherlands, United Kingdom), Fujitsu Siemens, Integralis and Entrada (Germany, UK, Switzerland), Unit4 (Netherlands), Siemens Network Systems (United Kingdom), Intercede (UK), PT Inputronik (Indonesia), NCL Communications (Japan), Protect Data (Sweden, Norway, Denmark, Finland, Czech Republic and Slovakia), Logos (Croatia) and Zaslon & Crea (Slovenia) and Cable and Wireless Optus (Australia).

        The Company provides technical support from offices located in Suresnes, France; Fremont, California; Tokyo, Japan; Ottawa, Canada; Melbourne, Australia and Singapore. These offices provide technical support to the Company's integration and distribution partners, who, in turn, provide first level support to its customers. The Company offers formalized product training programs and has established "ActivCard Authorized" reseller programs in the marketplace.

        In addition, the Company provides telephone and online support services to answer inquiries related to implementation, integration and operation of its products and technologies. The Company is increasing the resources it dedicates to technical service and support in line with the increased distribution of the Company's products, including a technical service web site with controlled access through the Internet. The Company offers a maintenance program for the software products covering updates and minor software releases. The Company's standard practice is to provide a warranty on all its products for one year after shipment for hardware products and three months after shipment for software products.

BUSINESS DEVELOPMENT

        The Company's business development efforts are focused on establishing and managing collaborative relationships with strategic industry participants. The Company has developed significant strategic relationships with partners in an effort to incorporate its products into third-party products, conduct joint research and development efforts and develop joint proposals and presentations for products and services and reseller arrangements. Strategic relationships assist the Company in expanding its sales, marketing and technical capabilities and increase the distribution and market acceptance of the Company's digital identity technologies, systems and products.

        The Company's strategic partners include the following:

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  VeriSign, a leading provider of digital trust services, has integrated the Company's digital identity products with the VeriSign Digital Trust Services framework, enabling a new class of scalable provisioning, management and authentication solutions that consolidate a user's many independent credentials on a single platform.

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  Schlumberger, one of the world's largest smart card manufacturers, has partnered with the Company to deliver products to the market based on the Company's digital identity technology.

  •
  Datacard and the Company have an agreement to integrate, supply and support the Company's digital identity products based on Microsoft and Novell infrastructures for corporate ID cards.

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  EDS and the Company have an agreement to integrate and support the Company's digital identity solutions for government ID projects.

  •
  Novell has embedded the Company's digital identity framework into its core product lines through Novell Directory Services.

        In addition, the Company has worked with Sun Microsystems to integrate its digital identity technology into the Sun Open Net Environment Platform for Network Identity. ActivCard has leveraged several components of the Sun ONE platform to enable applications, data, and user credentials to be securely loaded on Sun's Java Cards providing these card-based applications with secure, two-factor authentication to network services that help enterprises manage and control the identities of employees, partners and customers.

MARKETING

        The Company has organized its marketing efforts into two functional groups to support its business strategies as follows:

        Product Marketing.    The product marketing organization is responsible for defining market opportunities, developing a product roadmap and establishing a business plan to position the Company as a provider of digital identity systems. The Company's product marketing effort supports its strategy by defining products that meet market needs and are deliverable through selected channels. The Company focuses its product marketing efforts on meeting market requirements and the timely delivery of products to market. Specifically, the Company's solutions marketing efforts focus on, in particular, government entities, financial institutions and other enterprises to deliver solutions directly to and indirectly through system integrators, resellers and service provider partners. Close coordination with the product strategies of the Company's strategic partners enhance the market viability and acceptance of their products and solutions. Recent sales proposals by the Company to customers include structured pricing for solutions targeted for specific market segments based on system requirements, usage and volume. The Company believes that this pricing methodology will better serve to align the interests of its customers with its own and may lead to revenue streams in the future having a more significant recurring revenue component.

        Marketing Communications.    The Company's marketing communications strategy combines different programs and mediums to increase brand and product awareness. The Company uses direct marketing methods and leverages its strategic partners in order to maximize the Company's market exposure, while at the same time controlling its marketing costs. These efforts include an emphasis on press and analyst communications, advertising, public relations, the World Wide Web, telemarketing, trade shows, channel promotions and seminars. The Company's marketing programs are designed to target information technology managers, service operators, distributors, value-added resellers and industry-leading integration partners.

RESEARCH AND DEVELOPMENT

        The Company develops technology-oriented solutions for advanced credential management capabilities, which are based on customer requirements but with broad market applicability. The focus of the Company's research and development organization is to implement advanced technology rapidly and in a manner that can be integrated into large-scale systems. Specific areas in which the Company is investing research and development resources include the support of multi-application operating systems for smart card platforms, embedded systems and trusted devices, as well as evaluation and implementation of specifications defined by international standards organizations.

        The Company's research and development organization possesses a broad range of industry expertise, including hardware and software design, cryptographic technology, network application, Java and smart cards. Additionally, the Company has experience in delivering products and technology for various market segments, such as banking, healthcare, defense, enterprise computing and telecommunications.

        The Company has increased the resources assigned to the technical direction function that is focused on designing the architecture of the Company's software and hardware technology. These additions have made the Company capable of supporting the requirements of the advanced integration solutions necessary for success in the broader networking market.

INTELLECTUAL PROPERTY

        The Company relies on a combination of patents, trade secrets, copyright and trademark law, nondisclosure agreements and technical measures to protect its intellectual property and proprietary rights. The Company has entered into confidentiality and licensing agreements with its employees and distributors, as well as with its customers and potential customers seeking proprietary information. The Company also limits access to and distribution of its software, documentation and other proprietary information.

        The Company currently has 160 issued worldwide patents, 32 of which have been issued in the United States. Three major patents issued in the United States are directly applicable to the Company's current product offerings. These patents cover the following various aspects of security technology:

  •
  Three-variable synchronous algorithm for generating a dynamic password, which provides a higher level of security than alternative implementations using a single variable;

  •
  Methodology used for the resynchronization of the variables utilized in the generation of dynamic passwords, which provides a significant increase in system performance, throughput and scalability; and

  •
  Generation of a synchronous dynamic password on a smart card processor using a time-based variable as input, which provides a higher level of security than alternative implementations that generate a password by removing secrets from the card.

        In addition to the patents granted in the United States, the Company has been granted patents on these inventions in Europe, Australia, Canada, Mexico, Taiwan, Singapore, Hong Kong and Japan. The three U.S. patents expire at various dates ranging from 2011 to 2018. The foreign patents on these inventions expire at various dates between 2006 to 2018.

        The Company also has 134 pending patent applications worldwide, of which 62 have been filed in the U.S., relating to the Company's recently introduced and planned products focused on multi-

function applications, development of secure network connections between the server and personal computing devices and pre- and post-issuance management of these applications on multiple personal computing devices, secure key management and biometric technology.

        In March 2002, the Company filed a lawsuit in the United States District Court, District of Delaware, against Vasco Data Systems International alleging infringement of U.S. patent no. 5,937,068 entitled "System and Method for User Authentication Employing Dynamic Encryption Variables", which was issued by the U.S. Patent and Trademark Office on August 10, 1999. The complaint also alleges false designation of origin in violation of the Lanham Act and common law trade dress infringement. In May 2002, Vasco filed a response to the Company's complaint and filed counterclaims, including claims of non-infringement and patent invalidity.

MANUFACTURING, SOURCE OF SUPPLY AND QUALITY CONTROL

        The Company has established relationships with hardware assemblers and multinational software reproducers. Existing relationships include IDT and ATM in Hong Kong for hardware assembly; and Metatec in The Netherlands for software reproduction. Additionally, the Company has outsourcing arrangements for product warehousing and fulfillment services. The Company's global production and distribution capacity supports its current requirements and can easily be increased by augmenting existing production lines with current suppliers. The Company maintains ownership of all manufacturing tools, molds and software, supply all critical components and define all manufacturing processes and quality control plans, thereby granting the Company the ability to relocate the manufacturing process should any unforeseen interruption occur.

        Software.    The Company's software products, such as ActivCard Gold and ActivPack for Windows NT, are produced and packaged in Suresnes, France and Breda, The Netherlands. High capacity CD-ROM replication, full-service kit assembly, warehousing, and direct-to-user product fulfillment is provided by Metatec in The Netherlands.

        Hardware.    ActivCard hardware, including tokens, smart card readers, and the ActivReader trusted terminal/smart card reader are assembled by the Company's Hong Kong based manufacturers at facilities that are either ISO9000 and ISO9002 or in the process of becoming certified. ISO9000 refers to the international guidelines on quality management and system elements established by ISO (International Organization for International Standardization), an international body of normalization organizations. ISO9002 is a quality assurance model used by companies that design, produce, install, inspect and test service items. The Company's hardware products are shipped directly to distribution partners or to corporate warehouses in Hong Kong, Fremont, California and Suresnes, France for subsequent distribution.

        Suppliers.    The Company's products are designed and built with high quality standard parts and components. The Company's current suppliers include Samsung, OKI, Maxim and Siemens AG. The Company generally maintains a three-month supply of critical components, including microcontrollers, LCDs and transistors. The relationships with its suppliers of critical components have existed for over three years and the Company has not suffered any material breaks in supply during that period. The Company currently purchases smart cards from Schlumberger and, PCMCIA smart card readers and USB Smart Card Readers from SCM Microsystems.

        Quality Control.    The Company maintains strict internal and external quality control processes, which are performed during product design, production and acceptance. The Company contracts with SGS (Switzerland) to assure that its quality control specifications are adequately met at various levels from inventory audits to final product inspections. During 2001, the Company fully implemented a computer-assisted production and inventory management system to increase quality as production volumes advance.

COMPETITION

        The digital identity and authentication market is highly competitive. The markets for the Company's products and services are intensely competitive and are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. The Company believes that the principal factors affecting competition in its markets include product functionality, performance, flexibility and features, scalability, use of open standards technology, quality of service and support, company reputation and price.

        The Company's competitors include, among others, RSA Security, Inc., a token and network security manufacturer and cryptographic technology supplier, Secure Computing Corporation, a supplier of access control and firewall products, Datakey, Inc., makers of proprietary smart cards and token solutions, Gemplus S.C.A., a smart card manufacturer, and Vasco Data Security, Inc., a token manufacturer and supplier. In addition, the Company expects additional competition from other emerging and established companies.

ORGANIZATIONAL STRUCTURE

        ActivCard S.A.'s subsidiaries and affiliates, at December 31, 2001, are provided in the table below. All are wholly owned.

NAME	COUNTRY OF INCORPORATION
ActivCard Europe, S.A.	France
ADV Technologies, S.A.	France
ActivCard, Inc.	United States
ActivCard Asia Pte. Ltd.	Singapore
ActivCard, K.K.	Japan
Safe Data System S.A.	France
ActivCard Ireland Ltd.	Ireland
Authentic8 International Inc.	United States
Authentic8 Corporation Ltd.	Ireland
Authentic8 Corporation Intl. Ltd.	Ireland
Authentic8 Inc.	United States
Authentic8 Developments Pty. Ltd.	Australia
Authentic8 Pty. Ltd.	Australia
American Biometric Co. Ltd.	Canada
American Biometric Inc.	United States

FACILITIES

        As of December 31, 2001, the Company's principal administrative, research and development, sales, marketing and support facilities consisted of 40,000 square feet of leased office space in Fremont, California, 12,000 square feet of leased office space in Suresnes, France, 10,000 square feet of leased office space in Ottawa, Canada and 1,300 square meters of leased space in Melbourne, Australia. The Company occupies these premises under leases expiring on February 1, 2011, June 30, 2006, November 13, 2003 and February 15, 2004, respectively. In February 2002, the Company vacated approximately 11,500 square feet and 700 square meters of its leased facilities in Fremont, California and Melbourne, Australia, respectively. The Company is currently seeking to sublet the vacated space.

        The lease of the Company's office in Suresnes, France, may, at the Company's option, be terminated on June 30, 2003 without penalty. The Company also leases, pursuant to short-term leases, facilities in Singapore, primarily as offices for its sales force and technical support personnel. The Company believes that its facilities are adequate for its current operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to those Statements included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements based on its current expectations, assumptions, estimates and projections about ActivCard and the Company's industry. All forward-looking statements included herein are based on information available to the Company on the date hereof and assumptions which the Company believes are reasonable. The Company's actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Item 3. Key Information—Risk Factors." ActivCard undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

        The Company develops, markets and supports digital identity solutions that enable its customers to issue, use and maintain digital identities in a secure, manageable and reliable manner. The Company's solutions include software and hardware products that facilitate the authentication of a user to a network service provider or database administrator through a number of different personal security devices such as a smart card, a token, a biometric device, a mobile phone or personal digital assistant. The Company's customers have a broad range of security and digital identity requirements. Each of these requirements typically has a separate and distinct database and administrator. The Company's solutions support a broad range of security requirements including static password, dynamic password, public key infrastructure, remote network access login, biometrics, multi-function smart cards and multi-function smart card picture identification badges. For example, combining certain of the Company's products, such as ActivCard tokens and ActivPack authentication server software provides a customer with a single function solution for remote network access login. Alternatively, combining a smart card, a reader, ActivCard Java Card Applets, ActivCard Gold client software and the ActivCard Identity Management System creates a single platform that provides a customer with multi-function capabilities that can support the broad range of security requirements a customer may have as well as the personal credentials of the user. By consolidating these credentials and applications onto a single personal security device, such as a smart card or mobile phone, security is increased because the user need only manage a single personal security device as opposed to multiple devices for each database. By taking advantage of the network computing capabilities of the chip residing on the smart card or in the mobile phone, the database administrators have the ability to manage their respective databases remotely as opposed to each having to manage an inventory of personal security devices otherwise required for each database. The Company's solutions enhance network security by providing two-factor authentication, which combines something a user has, such as a personal security device like a smart card or a token, with something a user knows, such as a PIN. The two factors are required to access a network. The network service provider or database administrator authenticates the user's personal security device to the network database gaining increased assurance of the identity of the person utilizing the network service or application.

        The Company markets its solutions to the government, financial institutions, network service providers and enterprise customers directly through its own sales organization and indirectly through system integrators, resellers and original equipment manufacturers.

        In 1999 and 2000, the majority of the Company's revenues were comprised primarily of hardware products such as ActivCard tokens and ActivReaders and, to a lesser extent, ActivPack authentication server software. In 1999, the Company began to focus development efforts on smart card related products, primarily in the form of software applications embedded on the smart card and client/server software to support multi-function capabilities including card issuance, provisioning and management of digital identities. In 2001, 41% of revenues were derived from smart card related software, primarily from ActivCard Gold, ActivPack authentication server and license fees from product development agreements for the ActivCard Identity Management System and ActivCard Java Card Applets. The shift in product mix from hardware to software was reflected in a shift in geographic revenues and customer segments as well. In 1999, 2000 and 2001, the U.S. accounted for 18%, 20% and 51% of revenues, respectively, while Europe accounted for 78%, 76% and 44% in 1999, 2000 and 2001, respectively. The Asia/Pacific region accounted for the balance of the Company's revenues in each of these years. In 1999, 2000 and 2001, approximately 69%, 76% and 51% of revenues were from financial institutions while government accounted for 0%, 1% and 26% of revenues in 1999, 2000 and 2001, respectively. In 1999 and 2000, Europe accounted for the majority of revenues primarily marketing the Company's ActivCard Token product to European banks for secure network access and online banking applications. In 2001, the U.S. accounted for the majority of revenues primarily marketing the Company's smart-card based software products, such as ActivCard Gold and the ActivCard Identity Management System, to the U.S. Department of Defense.

        The Company anticipates that the majority of its future revenue growth will be from marketing digital identity solutions comprising the ActivCard Identity Management System, ActivCard Gold and ActivCard Java Card Applets on a smart card for purposes of providing network service providers and database administrators with identity issuance, provisioning, life-cycle management and post-issuance capabilities. As such, development efforts will focus on software for the management of the smart card and mobile related personal security devices. Further, the end user customers are migrating directly to supply sources to procure the related hardware elements, such as the smart cards themselves and smart card readers, instead of procuring these through the Company. As such, the Company further anticipates that the product mix sold will increasingly reflect a higher proportion of licensed software revenues and a lesser proportion of revenues from hardware product.

        The Company's revenues have historically been invoiced in U.S dollars although the Company does offer Euro based pricing on its worldwide price list. Operating expenses for ActivCard companies outside the United States are paid in the local currency. The Company hedges its non-functional currency denominated assets and liabilities to mitigate the effects of exchange rate fluctuations on earnings.

        As with many companies that have a substantial presence in Europe, the Company experiences seasonality in its business. The third quarter is typically a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. As the Company's revenues reflect an increasing proportion of software licenses in the future, the Company may experience another form of seasonality typical of other software companies. Software customers have a tendency to delay software purchases until the fourth quarter. This typically causes first quarter revenues to be lower than the preceding quarter. Although the Company has not experienced such seasonality in the past, it may in the future.

Critical Accounting Policies

        The discussion and analysis of the Company's consolidated financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, sales warranties and allowance for doubtful accounts, goodwill and intangible assets, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. However, the actual results could differ from those estimates.

        The Company believes the following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the Company's consolidated financial statements:

Revenue Recognition

        The Company derives its revenue primarily from:

  •
  The license of client/server software products, such as ActivCard Gold and Trinity client software, ActivPack authentication server software, ActivCard Identity Management Systems and ActivCard Java Card Applets;
  •
  Software support and maintenance contracts;
  •
  The sale of hardware products such as ActivCard Token and ActivReader; and
  •
  License fees from product development agreements for customized and significantly modified software products.

        Significant management judgments and estimates must be made and used in connection with the revenue recognized in any reporting period.

        For all sales, the Company uses a binding contract, purchase order or other form of documented agreement to evidence an arrangement with a customer. The Company does not include acceptance clauses for its shrink-wrapped software products such as ActivCard Gold or Trinity client software. Acceptance clauses usually give the customer the right to accept or reject the software after the Company has shipped the product. However, the Company has provided certain customers with acceptance clauses for customized or significantly modified software products developed under product development agreements and on occasion for hardware products and client/server software products as well. In instances where an acceptance clause exists, the Company does not recognize revenues until the product is formally accepted by the customer in writing or the defined acceptance period has expired.

        For revenues derived from the licensing of software products, the Company applies the provisions of Statement of Position 97-2 as amended by Statement of Position 98-4. Revenues from software license agreements are generally recognized upon shipment, provided that a signed contract exists, the fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence of fair value of each element. Vendor-specific objective evidence of fair value is defined in SOP 97-2 and is limited to the price charged when the same element is sold separately. If the element is not yet being sold separately, vendor-specific objective evidence of fair value is the price established by management having the relevant authority, as long as it is probable that the price established will not change before the separate introduction of the element into the marketplace. When arrangements contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered.

        Service revenues are derived from the sale of support and/or maintenance contracts. Service revenue is recognized in accordance with the percentage-of-completion method, or in the case of maintenance contracts, is recognized on a straight-line basis over the term of the contract.

        Revenue from the sale of hardware products, such as ActivCard tokens and ActivReader, are generally recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

        The Company also receives fees under product development contracts with certain customers. These fees are recorded as revenue as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method.

        Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying consolidated balance sheets.

        In September 2001, the Company licensed its authentication server software to VeriSign at or about the same time that it purchased software and services from VeriSign. This transaction was recorded at terms that the Company considers to be fair value. Although cash was exchanged in this transaction, the Company considered this as a nonmonetary transaction. For this transaction, the Company complied with Accounting Principles Board or APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and Emerging Issues Task Force or EITF issue No. 01-02, "Interpretation of APB opinion No. 29", to determine whether the transaction was a monetary or nonmonetary transaction. The Company recorded product revenues of $3.2 million in 2001 and billed $480 thousand in advance for maintenance and support for the twelve-month period commencing October 1, 2001. Software purchased from VeriSign in the amount of $3.0 million was capitalized as property and equipment and is being amortized on a straight-line basis over thirty-six months. In addition, the Company capitalized $908 thousand as prepaid expenses, which included maintenance and support, purchased digital certificates, license fees and prepaid training. The amounts included in prepaid expenses are charged to earnings as the services are provided or the certificates are consumed.

Sales Warranties

        Expenses associated with potential warranty claims are accrued at the time of sale, based on warranty terms and prior experience. The Company provides for the costs of warranty in excess of its own warranty coverage provided to the Company by the product assembly contractors.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to pay outstanding amounts. The provision is based on factors that include account aging, historical bad debt experience, customer creditworthiness and other known factors.

Inventories

        Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out method. Write-downs for slow-moving and obsolete inventories are provided based on historical experience and current product demand.

Long-Lived Assets

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on future cash flows, discounted at the Company's incremental borrowing rate, compared to the carrying amount. No impairment charges have been recorded in any of the periods presented but any such impairment charge could be significant and could have a material adverse effect on the Company's consolidated financial position and results of operations.

Purchase Price Allocations

        In 2001, the Company completed the acquisition of three companies, all of which were accounted for using the purchase method of accounting. The Company allocated the purchase price to the assets acquired and liabilities assumed at the date of purchase based on their fair values. In order to determine fair values, the Company had to make assumptions regarding estimated future cash flows and make estimates based on other factors. In certain cases, an allocation was made to acquired in process research and development which was charged to operations, as the research and development did not have alternative future uses as of the date of the acquisition. The allocation of purchase price amongst long-lived assets, which are depreciated, in process research and development, which is expensed at the time of acquisition and goodwill, which will not be amortized starting January 1, 2002 but evaluated periodically for impairment, has a significant impact on both current and future operating results.

Valuation of Goodwill and Other Intangible Assets

        In assessing the recoverability of its goodwill and other intangibles, the Company must, under the rules in effect at December 31, 2001, make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. This evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, the Company will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. Fair value is generally determined based on discounted cash flows. Any such impairment charge could be significant and could have a material adverse effect on the Company's consolidated financial position and results of operations. At December 31, 2001, the Company had approximately $32.2 million of goodwill and other intangible assets that accounted for approximately 10% of the Company's total assets.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather is to be reviewed periodically for impairment in value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, the Company amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five-year period from the acquisition dates to the end of the year. The Company did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001.

        The Company adopted SFAS No. 142 on January 1, 2002 and will no longer amortize goodwill from the date of adoption. There was no impact from initial adoption of this standard on the Company's consolidated financial position or results of operations.

Income Taxes

        The Company has a history of operating losses. These losses generated a sizable net operating loss carry-forward in excess of $61 million as of December 31, 2001.

        Generally accepted accounting principles in the United States of America require that the Company record a valuation allowance against the deferred tax asset associated with this net operating loss carry-forward if it is "more likely than not" that the Company will not be able to utilize it to offset future taxes. Due to the size of the net operating loss carry-forward in relation to the Company's history of unprofitable operations, the Company has not recognized any of this net deferred tax asset. The Company currently provides for income taxes only to the extent that the Company expects to pay cash taxes (primarily state taxes and the minimum taxes).

        It is possible, however, that the Company could be profitable in the future at levels which cause management to conclude that it is more likely than not that the Company will realize all or a portion of the net operating loss carry-forward. Upon reaching such a conclusion, the Company would immediately record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal the relevant current local tax rates rather than the 0% rate currently being used. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although the Company's cash tax payments would remain unaffected until the benefit of the net operating loss carry-forward is utilized.

        The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 20-F which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Recent Acquisitions

        In 2001, the Company acquired three companies, all of which were accounted for using the purchase method of accounting. The results of operations of the acquired companies have been included in the consolidated statement of operations from their respective acquisition dates. The Company did not complete any acquisitions in 2000 or 1999.

        ActivCard Asia Pte. Ltd.    In March 2001, the Company acquired the remaining 20% interest in ActivCard Asia Pte. Ltd. ActivCard Asia is now a wholly owned subsidiary.

        Safe Data System S.A.    In June 2001, the Company acquired 100% of the outstanding shares of Safe Data System S.A., a privately held developer of user authentication software based in Montpellier, France. The Company acquired Safe Data to replace its existing authentication server as well as to augment its existing engineering resources and customer base.

        Authentic8 International Inc.    In September 2001, the Company acquired 100% of the outstanding shares of Authentic8, a privately held, Australian-based company offering an outsourced remote access authentication service for banks and service operators. The Company acquired Authentic8 to augment its technology and customer base in addition to acquiring the managed authentication service model and gain expertise associated with outsourcing a service.

        American Biometric Company Ltd. (Ankari)    In November 2001, the Company acquired 100% of the outstanding shares of American Biometric Company Ltd., known as Ankari, a privately held company based in Ottawa, Canada. Ankari's software framework provides organizations with the ability to verify network user access through the use of any combination of passwords, digital certificates, security tokens, smart cards and biometrics. The Company acquired Ankari to augment its technology, customer base and engineering resources.

        The purchase price for each of the acquisitions was as follows (in thousands):

	ActivCard Asia	Safe Data	Authentic8	Ankari	Total
Cash consideration	$111	$1,762	$13,106	$18,000	$32,979
Share consideration(1)	—	3,142	—	—	3,142
Acquisition costs	—	116	973	330	1,419

	$111	$5,020	$14,079	$18,330	$37,540

(1)
The share consideration for Safe Data consisted of 250,000 common shares.

        The fair values of the assets acquired and liabilities assumed for the respective acquisitions at date of purchase were as follows (in thousands):

	ActivCard Asia	Safe Data	Authentic8	Ankari	Total
Current assets	$—	$289	$716	$1,688	$2,693
Property and equipment, net		42	710	231	983
Intangible assets		2,821	2,400	8,400	13,621
Goodwill	111	490	12,863	8,149	21,613

Total assets acquired	111	3,642	16,689	18,468	38,910

Current liabilities	—	(454)	(2,610)	(138)	(3,202)
Long-term debt	—	(131)	—	—	(131)

Total liabilities assumed	—	(585)	(2,610)	(138)	(3,333)

Deferred compensation	—	1,963	—	—	1,963

Net assets acquired	$111	$5,020	$14,079	$18,330	$37,540

Recent Developments

        In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa for $1.2 million. The purchase price consisted of cash consideration of $1.2 million and acquisition costs of $20 thousand. The underlying assets purchased and liabilities assumed comprised a business that develops and markets biometric authentication systems and related software development kits. The purchase price was $1.2 million and was allocated as follows (in thousands):

Fixed assets	$19
Developed technology	86
Core technology	96
SmartCard website contract	53
Acquired in process research and development	68
Goodwill	848

$1,170

        The Company will record a charge to earnings in the first quarter of 2002 representing acquired in process research and development in the amount of $68 thousand.

        In February 2002, the Company announced a restructuring and realignment of its business and cost structure. The Company recorded a charge of $7.4 million in the first quarter of 2002 related to the restructuring, which consisted primarily of a reduction in personnel and facilities.

        In February 2002, the Company also recorded a $15.9 million charge to earnings associated with the planned disposition of certain operations of Authentic8. The charge included an impairment of goodwill and other intangibles of $15.0 million and a write-down of fixed assets of $547 thousand.

        The consolidated financial statements are prepared in accordance with U.S. GAAP with the U.S. Dollar as the reporting currency. Throughout 2001, the Company increased its presence in the North America by investing in its U.S. subsidiary primarily by hiring employees engaged in sales, marketing and research and development activities and by acquiring Ankari. The acquisition of Authentic8 established a presence for the Company in Australia adding personnel, primarily in research and development. In 2000, the Company also created a subsidiary in Japan and modestly expanded its presence in Singapore. Today, approximately one-half of the Company's expenses are denominated in currencies other than the U.S. dollar. As such, the Company's results are affected by year-over-year exchange rate fluctuations in foreign currencies relative to the U.S. Dollar but primarily in fluctuations in exchange rates between the U.S. Dollar and the Euro. The effect on operating results from revenues and expenses denominated in currencies other than the U.S. Dollar has not been material to date. In January and April 2001, the Company re-capitalized its U.S. subsidiary with the majority of its U.S. Dollar cash balances that were previously held in France, thereby substantially mitigating the effects on the results of operations that might be caused by exchange rate fluctuations between the Euro and the U.S. dollar. In September 2001, the Company implemented a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, the Company regularly enters into various short-term foreign currency forward contracts that the Company has designated as fair value hedging instruments to offset these foreign exchange transaction gains and losses.

        As of December 31, 2001, ActivCard Inc., the Company's U.S. subsidiary, had entered into foreign currency forward contracts with a settlement date of January 9, 2002, with the following notional amounts (in thousands):

Amount	Currency
8,593	Euro
2,530	Australian dollar
76,500	Japanese Yen
6,449	Singapore dollar

Results of Operations

        The following table sets forth the selected items from the Company's consolidated statements of operations expressed as a percentage of total revenues for the periods presented:

Percentage of revenue for the year ended December 31,	1999	2000	2001
Revenue	100.0%	100.0%	100.0%
Cost of revenue	52.0	38.7	30.7

Gross profit	48.0	61.3	69.3

Operating expenses
Research and development	51.0	44.8	58.4
Sales and marketing	95.8	86.6	77.1
General and administrative	25.0	18.5	13.9
Other charges	29.6		26.7

Total operating expenses	201.4	149.9	176.1

Loss from operations	(153.4)	(88.6)	(106.8)
Non-operating income (expense)
Interest expense	(7.2)	—	(0.3)
Interest income	2.9	86.7	42.5
Foreign exchange gain	2.6	79.8	11.2

(Loss) income before income taxes	(155.1)	77.9	(53.4)
Income tax benefit (expense)	—	—	(0.1)

Net (loss) income	(155.1)%	77.9%	(53.5)%

Fiscal Years Ended December 31, 2001, 2000 and 1999

Revenues

        Revenue totaled $31.2 million in 2001, $18.1 million in 2000 and $10.3 million in 1999 representing increases of 73% from 2000 to 2001 and 76% from 1999 to 2000. The increase in revenues from 2000 to 2001 was achieved primarily in the United States where the Company successfully marketed the ActivCard Gold client software, the ActivCard Identity Management System and ActivCard Java Card Applets to the U.S. Department of Defense. The increase in revenues from 1999 to 2000 was achieved primarily by introducing ActivCard Gold client software in the U.S. in 2000.

        Revenues from the United States accounted for $15.9 million or 51% of revenues in 2001, an increase of 338% over the $3.6 million or 20% of revenues in 2000. U.S revenues in 2000 were 97% higher than 1999 revenues of $1.8 million, which represented 18% of revenues. Revenues from Europe accounted for $13.7 million or 44% of revenues in 2001, an increase of 0% over the $13.7 million or 76% of revenues in 2000. European revenues in 2000 were 72% higher than 1999 revenues of $8.0 million, which represented 78% of revenues. Revenues in the United States consisted primarily of ActivCard Gold client software and ActivCard Identity Management System sales sold indirectly through various channel partners into the U.S. Department of Defense while European revenues were primarily related to ActivCard Token and ActivPack authentication server sales into European financial institutions. Further, U.S. customers other than the U.S. Department of Defense, can be characterized as enterprise customers including a major U.S. based global financial institution. Enterprise customers have been deploying these solutions primarily to consolidate multiple security requirements and databases such as PKI, storage of passwords, building access and to replace legacy Symmetric Key Infrastructure solutions designed solely for remote network access login. The U.S. based global financial institution is distributing to its banking customers, a customized product developed by the

Company for a consumer banking application that will compete with American Express' Blue Product. European banks and financial institutions are using the Company's products to offer Internet and on-line banking capabilities to their customers.

        In September 2001, the Company licensed its authentication server software to VeriSign at or about the same time that it purchased software and services from VeriSign. This transaction was recorded at terms that the Company considers to be fair value. Although cash was exchanged in this transaction, the Company considered this as a nonmonetary transaction. For this transaction, the Company complied with APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and EITF issue No. 01-02, "Interpretation of APB opinion No. 29", to determine whether the transaction was a monetary or nonmonetary transaction. The Company recorded product revenues of $3.2 million in 2001 and billed $480 thousand in advance for maintenance and support for the twelve-month period commencing October 1, 2001. Software purchased from VeriSign in the amount of $3.0 million was capitalized as property and equipment and is being amortized on a straight-line basis over thirty-six months. In addition, the Company capitalized $908 thousand as prepaid expenses, which included maintenance and support, purchased digital certificates, license fees and prepaid training. The amounts recorded as prepaid expenses will be charged to earnings as the services are provided or the certificates are consumed.

Cost of Revenues

        Cost of revenues totaled $9.6 million in 2001, $7.0 million in 2000 and $5.3 million in 1999. The cost of revenues represented 31%, 39% and 52% of revenues for 2001, 2000 and 1999, respectively. From 2000 to 2001, the decrease in cost of revenues as a percentage of sales reflected a positive shift in the product mix in 2001, reflecting a higher proportion of revenues from the sale of software licenses and software products relative to 2000.

        From 1999 to 2000, the decrease in cost of revenues reflects a positive shift in the product mix in 2000, reflecting a higher proportion of revenues from the sale of software licenses and software products relative to 1999. In 2000, the decrease in cost of revenues was marginally mitigated by an increase in operations expenses that consisted primarily of labor, manufacturing, delivery and other production costs. The Company increased investment in the infrastructure responsible for providing for and managing the supply of products for sale in 2000. The Company employed 12 people in manufacturing support and logistics at December 31, 2001.

        Cost of revenues includes the cost of staff dedicated to supporting customers post-sale including telephone support as well as providing software maintenance in the form of bug fixes and software updates. The Company employed 15 customer support people at December 31, 2001.

Gross Profit

        Gross profit totaled $21.6 million in 2001, $11.1 million in 2000 and $4.9 million in 1999. Gross margin represented 69%, 61% and 48% of revenues in 2001, 2000 and 1999, respectively. The increase in the gross margin from 2000 to 2001 was a result of a positive shift in the product mix resulting from an increase in the proportion of revenues derived from the licensing and sale of software products.

        The increase in the gross margin from 1999 to 2000 was a result of a positive shift in the product mix resulting from an increase in the proportion of revenues derived from the licensing and sale of software products.

Research and Development Expenses

        Research and development expenses, consisting primarily of salaries, costs of components used in such activities and related overhead costs, totaled $18.2 million in 2001, $8.1 million in 2000 and

$5.2 million in 1999. Research and development expenses increased by 125% from 2000 to 2001, as the Company hired 37 new employees engaged in research and development activities and acquired another 44 employees engaged in related activities from Safe Data System, Authentic8 and Ankari. The majority of the research and development expenses incurred related to the introduction of new versions of ActivCard Gold products as well as the ongoing development of the ActivCard Identity Management System primarily for the U.S. Department of Defense. The Company continues to invest in the development of the ActivCard Identity Management System to commercialize the extensive development effort required to position the resulting product for sale into the enterprise through channel partners. The Company will also expend resources integrating the products acquired in 2001.

        In connection with the acquisitions of Safe Data, Authentic8 and Ankari in 2001, the portion of the purchase price that was attributed to research and development assets was as follows (in thousands):

	Safe Data	Authentic8	Ankari	Total
Developed and core technology	$2,300	$1,900	$4,300	$8,500
In process research and development	101	300	2,300	2,701

Acquired research and development assets	$2,401	$2,200	$6,600	$11,201

        The values attributed to acquired in process research and development assets were based on discounted estimated future cash flows on a project-by-project basis over periods ranging from three to seven years for developed and core technologies and five to seven years for in process research and development. The discount rates used ranged from 19% to 45% for developed and core technology and 24% to 50% for in process research and development.

        The nature of the research and development assets acquired from Safe Data on June 27, 2001, related to the development of an authentication server. An authentication server is software that resides on a server that is designed to authenticate a user accessing a network by matching a password that is generated by a personal security device, such as a smart card or token, with the algorithm stored in its database. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at the early stages of development. Accordingly, additional research and development was anticipated prior to release of the products under development. As of December 31, 2001, the product was complete, had been released and generated revenue in the third and fourth quarters of 2001. The cost to complete the project was less than $100 thousand and related to the completion of development, integration with existing ActivCard products, such as the ActivCard token, testing and technical documentation.

        The nature of the research and development assets acquired from Authentic8 on September 11, 2001, related to the development of version 1.0 of Authentic8 client/server product. This development was required to enable Authentic8 to offer a fully outsourced public key infrastructure or PKI based remote access authentication service. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at later stages of development. Accordingly, additional research and development was anticipated prior to commercial launch of the service. The product under development was estimated to be approximately three months from completion and was expected to generate material revenues in December 2001. The cost to complete the product under development was estimated to be less than $200 thousand and related to development of software code, integration with other products required to offer a complete server offer, testing and documentation.

        The nature of the research and development assets acquired from Ankari on November 13, 2001, related to the development of client/server authentication software that support a broader range of personal security devices including biometrics. Ankari also markets authentication hardware in the form of fingerprint readers or biometric authentication as well as smart card readers. At the acquisition date, the status of development and the complexity of the work completed were estimated to be at the early stages of development. Accordingly, additional research and development was anticipated prior to release of the products under development. As of December 31, 2001, version 4.0 of the client/server authentication software was complete, released and generated revenues in the fourth quarter of 2001. Version 5.0 of the client/server authentication software, which will incorporate a number of new functionalities into the Trinity product, was under development. The Company estimated that version 5.0 will reach technological feasibility by December 2002 and be made available for general release during the first quarter of 2003. This product was estimated to be 20% complete as of December 31, 2001, based on cost, time and complexity factors. The cost to complete the project is estimated to be approximately $2.3 million and related to the completion of development, integration with existing ActivCard products, such as the ActivCard token and smart card client software, testing and technical documentation.

        Had any of these in process research and development project not been completed in a timely manner, the Company would have experienced lower revenues, delays in receiving customer orders, loss of revenue opportunities and increased research and development expenses, among other things.

        The portion of the purchase price of the acquired companies that related to acquired research and development assets that had no alternative future use amounted to $2.7 million and was charged to operations as expense in 2001. There were no acquisitions of research and development assets in 2000 or 1999.

        The increase in research and development expenses from 1999 to 2000 related primarily to additional employees hired in the United States that were focused on developing earlier versions of the ActivCard Gold client software and initial development related to the ActivCard Identity Management System for the U.S. Department of Defense.

        At December 31, 2001, the Company employed 167 people in research and development.

Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of salaries and other payroll expenses such as commissions, travel expenses of sales and marketing personnel, and costs associated with marketing programs and promotions. Marketing and selling expenses totaled $24.1 million in 2001, $15.7 million in 2000 and $9.8 million in 1999. The Company continued to invest in the development of an indirect sales organization to leverage the benefits of an indirect sales channel but also, to a lesser extent, on direct sales capabilities as well. The Company added 13 employees in marketing and selling activities during the year. The increase in marketing and selling expenses also reflects the effect of integrating acquired companies. The Company acquired 19 employees engaged in marketing and selling activities as a result of the acquisitions of Safe Data, Authentic8 and Ankari during the year. In 2001, sales and marketing expenses also included a charge of $349 thousand related to the reorganization and realignment of the sales organization in the fourth quarter of 2001.

        The Company continued to invest in marketing related activities to develop brand awareness for the Company and its products primarily through tradeshow attendance, advertising, promotions and product and channel collateral and partner programs. The Company's major tradeshows include Cartes, CeBit and to a lesser extent, Networld Interop.

        At December 31, 2001, the Company employed 112 people in sales and marketing.

General and Administrative Expenses

        General and administrative expenses totaled $4.3 million in 2001, $3.3 million in 2000 and $2.4 million in 1999. These expenses consisted primarily of personnel costs for administration,

accounting and finance, human resources and legal as well as professional fees related to legal, audit, accounting, transfer agent fees and stock exchange listing maintenance fees.

        The increase in general and administrative expenses from 2000 to 2001 related to increased professional fees and incremental general and administrative expenses from acquired companies. The increase in general and administrative expenses from 1999 to 2000 related primarily to increased number of personnel and administrative costs related to being a public company.

        At December 31, 2001, the Company employed 28 personnel in general and administrative functions and 13 personnel in corporate and IT functions. Included in the December 31, 2001 general and administrative personnel headcount were three personnel who joined the Company from Authentic8.

Other Charges

        In 2001, the Company incurred other charges of $8.3 million that consisted of:

  •
  $2.7 million for in process research and development from acquired companies during the year;
  •
  $3.1 million including professional fees of $2.0 million and break-up fees of $1.1 million related to the termination of an initial agreement to combine with Authentic8;
  •
  $833 thousand for the termination of the former Chief Executive Officer's employment agreement;
  •
  $774 thousand of amortization of goodwill and other intangibles acquired in 2001;
  •
  $446 thousand for the amortization of deferred compensation related to options and warrants granted in 2001;
  •
  $339 thousand for the amortization of deferred compensation related to shares and warrants issued to selling shareholders of acquired companies who remained as employees of the Company; and
  •
  $96 thousand for the settlement of litigation.

        In 2000 and 1999, amortization of deferred compensation related to options and warrants granted was $124 thousand and $148 thousand, respectively.

        In 1999, the Company settled a lawsuit, originally filed in 1997, between the Company and a former officer of a former U.S. subsidiary. The agreement called for a cash payment of $638 thousand including legal expenses and a grant of 480,000 new shares valued at $2.4 million.

Interest Income and Expense

        Interest income totaled $13.3 million in 2001, $15.7 million in 2000 and $294 thousand in 1999. The decrease in interest income from 2000 to 2001 related to lower interest rates and lower average cash balances. The Company consumed cash due to operating losses and the completion of three business acquisitions. At December 31, 2001, the Company had cash and equivalents of $248.5 million compared to $309.9 million at December 31, 2000. The Company earned an average yield from interest income and capital gains of 4.75% during 2001 on average cash balances and available-for-sale securities held.

        In February 2000, the Company completed a private placement with strategic partners Sun Microsystems, SCM Microsystems, Schlumberger and Business Brain Showa-Ota for net proceeds of $17 million. In March 2000, the Company successfully completed a public offering raising net proceeds of $282 million. As a result of these offerings, the Company ended fiscal 2000 with $310 million in cash and equivalents compared to $8.8 million in 1999.

        Interest expense totaled $81 thousand in 2001, $16 thousand in 2000 and $743 thousand in 1999. In 2001, the Company incurred interest expense due to the assumption of loans and capital lease obligations from the acquisition of Safe Data System. For 2000 and 1999, the Company incurred interest expense from outstanding obligations from bond offerings in 1997 and 1999 and capital lease obligations.

Foreign Exchange Gains

        Foreign exchange gains totaled $3.5 million in 2001, $14.4 million in 2000 and $262 thousand in 1999. In 2001, the recapitalization of the U.S. subsidiary and the related transfer of the U.S. dollar cash balances from France to the U.S. substantially mitigated the effects of significant fluctuations in the French Franc/U.S. dollar exchange rate. During 2001, the Company also implemented a foreign currency hedge program to also mitigate the effect of exchange rate fluctuations on non-functional currency denominated assets and liabilities held by ActivCard legal entities. The exchange rate of the French Franc relative to the U.S. Dollar on December 31, 2001 was 7.44 compared to 7.05 on December 31, 2000.

        The increase in foreign currency gains from 1999 to 2000 was a function of the significant U.S. dollar cash balances held in France in 2000 and fluctuations in the French Franc/U.S. dollar exchange rate. The significant U.S. dollar cash balances in 2000 were a result of the private placement completed in February 2000 and the public offering completed in March 2000. The exchange rate of the French Franc relative to the U.S. Dollar was 6.53 on December 31, 1999 compared to 5.90 on December 31, 1998.

Income Tax Benefit (Expense)

        The income tax expense attributable to continuing operations totaled $22 thousand in 2001, $1 thousand in 2000 and a benefit of $15 thousand in 1999.

        As of December 31, 2001, the Company has net operating loss carry-forwards in France of approximately $25.0 million with which will expire if unused in 2005 and 2006 and net operating loss carry-forward of $29.7 million in the U.S., which will expire if unused in the years 2012 through 2016. The Company also has net operating loss carry-forwards in Singapore and Australia of approximately $3.2 million and $3.1 million, respectively, with no expiration date. The utilization of these net operating loss carry-forwards is limited to the Company's future operations in the tax jurisdiction in which such carry-forwards arose. Due to the Company's history of losses, the Company has provided valuation allowances covering 100% of net deferred tax assets.

Quarterly Information
General

        The following tables set forth the Company's statement of operations data for the three-month periods indicated. This unaudited quarterly information has been prepared on the same basis as the audited information presented elsewhere herein and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The Company's three-month results have, in the past, been subject to fluctuations and thus the operating results for any quarter presented here are not necessarily indicative of results for any future period.

	Three Months Ended
(Amounts in thousands)	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Statement of Operations
Revenue	$3,102	$3,851	$5,002	$6,126	$7,089	$8,525	$8,804	$6,823
Cost of revenue	1,167	1,578	2,051	2,195	2,513	2,785	2,189	2,111

Gross margin	1,935	2,273	2,951	3,931	4,576	5,740	6,615	4,712

Operating expenses
Research and development	1,654	1,872	2,120	2,451	3,595	4,249	4,894	5,489
Sales and marketing	3,176	3,537	3,777	5,167	5,437	6,640	5,831	6,190
General and administrative	533	594	1,004	1,089	1,123	910	1,103	1,210
Other charges	31	31	31	31	4,164	800	78	3,296

Total operating expenses	5,394	6,034	6,932	8,738	14,319	12,599	11,906	16,185
Loss from operations	(3,459)	(3,761)	(3,981)	(4,807)	(9,743)	(6,859)	(5,291)	(11,473)
Interest income, net	735	4,881	5,130	4,907	5,695	3,262	2,633	1,598
Foreign exchange gain (loss)	5,439	(218)	27,222	(18,014)	3,678	930	(1,166)	49

Income (loss) before income taxes	2,715	902	28,371	(17,914)	(370)	(2,667)	(3,824)	(9,826)
Income tax expense	(1)	—	—	—	(1)	—	—	(21)

Net income (loss)	$2,714	$902	$28,371	$(17,914)	$(371)	$(2,667)	$(3,824)	$(9,847)

Liquidity and Capital Resources

        As of December 31, 2001, the Company had cash and equivalents of $248.5 million, a decrease of $61.4 million from December 31, 2000. In 2001, the Company consumed $13.5 million of cash from operating activities primarily due to the net loss for the year of $16.7 million. The Company had cash and equivalents of $309.9 million and $8.8 million on December 31, 2000 and 1999, respectively.

        Prior to the public offering and the strategic private placements in the first quarter of 2000, the Company historically financed its operations and investments in capital equipment through the sale of equity and convertible debt securities, French Franc-denominated interest-free loans provided by agencies of the French government, bank indebtedness and loans from its shareholders. The Company does not anticipate that interest-free loans from agencies of the French government or loans from its shareholders will be made in the future and its financing plans do not contemplate the further receipt of such loans.

        Accounts receivable, net of allowances, increased to $8.4 million at December 31, 2001 from $5.8 million and $2.6 million as at December 31, 2000 and 1999, respectively. Days sales outstanding, which is a measure of the average collection period of trade accounts receivable and is calculated as the ending receivable balance amount multiplied by 365 days divided by annual revenues, increased from 76 days at December 31, 1999 to 86 days and 83 days at December 31, 2000 and 2001, respectively. The credit terms extended to the Company's customers are typically 30 days, which has not changed during these periods. The Company anticipates that days sales outstanding will remain consistent with historical trends. The Company believes that its current days sales outstanding figure is consistent with other companies in its industry.

        Investing activities consisted primarily of acquisitions and capital expenditures in fiscal 2001. Business acquisitions, net of cash received, totaled $33.9 million in 2001. During the year the Company acquired Safe Data System, Authentic8 and Ankari. The Company did not acquire any companies in 2000 or 1999. Capital expenditures totaled $8.5 million in 2001, $1.7 million in 2000 and $265 thousand in 1999. Capital expenditures typically consist of leasehold improvements, furniture and fixtures, computers and lab equipment. In 2001, the Company purchased software from VeriSign for $3.0 million that will enable the Company to issue digital certificates on a smart card. The Company also extended a $2.7 million full recourse loan extended to an executive officer. The loan earns interest at a rate of 3.5% per annum and is due October 21, 2002. The loan may be renegotiated within 60 days of the maturity date subject to approval of the Board of Directors of the Company's U.S. subsidiary. The loan is secured by 867,800 shares of ActivCard S.A. and other publicly traded securities held by the executive officer.

        Financing activities in 2001 consisted of proceeds from the issuance of common shares resulting from the exercise of options and warrants of $1.0 million

        In February 2000, the Company completed a private placement with strategic partners Sun Microsystems, SCM Microsystems, Schlumberger and Business Brain Showa-Ota for net proceeds of $17 million by issuing 990,675 shares at a price of $17.16 per share. In March 2000, the Company completed a public offering raising net proceeds of $282 million by issuing 4 million shares at a price of $76.50 per ADS (each ADS represents one common share). The Company also raised $6.2 million from the exercise of warrants, reserved rights and stock options during the year. These capital transactions were partially offset by repayments of loans and principal payments of capital leases totaling $821 thousand.

        In 1999, the Company's financing activities provided net funds of $18.2 million, primarily from capital increases of $9.7 million from an issue of common shares in February, $6.0 million from an issue of convertible bonds with detachable warrants in October and $3.5 million from the exercise of warrants, reserved rights and stock options during the year, partially offset by repayments of loans and principal payments of capital leases totaling $1.1 million.

        At December 31, 2001, the Company had long-term liabilities of $625 thousand compared to $108 thousand and $10.9 million in 2000 and 1999, respectively. Long-term liabilities consist primarily of deferred rent of $444 thousand, bank loans of $60 thousand, and capital lease obligations of $12 thousand. The Company assumed the bank loan and the obligations under capital lease as a result of the acquisition of Safe Data System. At December 31, 1999, the Company had long-term debt of $10.9 million, composed of $3.6 million convertible debt (including short-term accrued interest), $5.8 million of convertible bonds (including short-term accrued interest), $661 thousand in French Franc-denominated interest-free loans, $350 thousand in debt related to license agreements, $464 thousand in capital lease obligations and $7 thousand in French Franc-denominated bank loans.

        The Company's future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to the Company will depend on its success in developing and selling new and existing products. Based on the Company's current plans, the Company believes that existing cash balances and cash flows generated by operations will be adequate to satisfy the Company's capital requirements at least through 2003.

        The Company intends to pursue business acquisition opportunities that provide business, products, technologies or even sales channels that are complementary to the Company's business.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 141 also requires that intangible assets be recognized as assets apart from goodwill if they meet certain criteria. The Company adopted the provisions of SFAS No. 141 on July 1, 2001. The Company accounted for all of its combinations using the purchase method.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather is to be reviewed periodically for impairment in value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, the Company amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five-year period from the acquisition dates to the end of the year. The Company did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001. The Company adopted SFAS No. 142 on January 1, 2002 and will no longer amortize goodwill from the date of adoption. There was no impact from initial adoption of this standard on the Company's consolidated financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment, or in a distribution to owners or is classified as held for sale. The Company adopted SFAS No. 144 as of January 1, 2002. There was no impact from initial adoption of this standard on the Company's consolidated financial position or results of operations for the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

EXECUTIVE OFFICERS AND DIRECTORS

        The table below provides the names, ages and positions of the Company's executive officers and directors as of June 19, 2002:

Name	Age	Position
Steven Humphreys	41	Director, Chairman and Chief Executive Officer
Yves Audebert	46	Director, Founder, Vice Chairman, President and Chief Operating Officer
Blair W. Geddes	38	Chief Financial Officer
Tad Bogdan	48	Senior Vice President, Worldwide Sales and Customer Support
Ed MacBeth	43	Senior Vice President, Corporate Development and Marketing
Dominic Fedronic	40	Senior Vice President, Engineering
Marc Hudavert	41	Vice President and General Manager, ActivCard Europe
James E. Ousley (1)(2)	56	Director
Sergio Cellini (1)	46	Director
Clifford Gundle (2)	66	Director
Montague Koppel (1)(2)	73	Director
Lee Kheng Nam	54	Director
Antoine R. Spillmann	39	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

        Steven Humphreys joined ActivCard in October 2001 as Chief Executive Officer and a member of the Company's Board of Directors. In January 2002, Mr. Humphreys became Chairman of the Board of Directors of the Company. Since 2000, Mr. Humphreys has been non-executive Chairman of the Board of Directors of SCM Microsystems. Prior to joining ActivCard, Mr. Humphreys served in various roles at SCM Microsystems including President, Chief Executive Officer and Chairman of the Board of Directors from 1996 to 1999. From 1994 to 1996, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. Prior to that, Mr. Humphreys held several senior management positions at General Electric. In addition to serving on the Boards of ActivCard and SCM Microsystems, Mr. Humphreys also serves on the Boards of SevenMountains Software AS and MagnaWare, Inc., as well as the advisory boards of TVM IV, Index Ventures, Osprey and other venture funds. Mr. Humphreys earned a B.S. degree from Yale University and M.S. and M.B.A. degrees from Stanford University.

        Yves Audebert co-founded the Company in 1985 and is currently the President, Chief Operating Officer and Vice Chairman of the Board of Directors. Prior to his appointment as President of the Company in March 2001, Mr. Audebert served as Chief Technology Officer and Vice Chairman of the Board of Directors since 1985. Mr. Audebert served as Chairman of the Board of Directors from May 1996 until July 1996. From the Company's inception in 1985, Mr. Audebert served alternately with a co-founder, as Chairman, President and Chief Executive Officer. From 1980 to 1985, Mr. Audebert was responsible for developing shipboard fiber optic systems at Thomson-CSF, a French defense company. Mr. Audebert holds an engineering diploma from the Ecole Polytechnique de Paris and an advanced diploma from the Ecole Superieure des Telecommunications in France.

        Blair W. Geddes joined the Company in October 2000 and was appointed Chief Financial Officer in January 2001. From November 1998 to October 2000, Mr. Geddes served as Vice President, Finance and Chief Financial Officer of the Network Access Product Unit of Ericsson Data Networks and IP Services. From December 1995 to October 1998, Mr. Geddes served as Vice President, Finance, Chief Financial Officer and Corporate Secretary of Advanced Computer Communications, a supplier of Network Access Equipment. From January 1990 to November 1995, Mr. Geddes served in various senior financial roles at Newbridge Networks, a leading supplier of ATM switches and digital networking products. Mr. Geddes is a Chartered Accountant and holds a Bachelor's degree in Business Administration from Brock University, St. Catharines, Canada.

        Tad Bogdan joined the Company in December 2001 as Senior Vice President, Worldwide Sales and Customer Support. From March 2001 to November 2001, Mr. Bogdan served as Senior Vice President of Global Accounts and Enterprise Marketing at MobileWay, a wireless technology and services company. From August 1998 to November 2000, Mr. Bogdan served as Senior Vice President of Sales at Brodia, a digital wallet company providing online credential management solutions for major financial institutions. Mr. Bogdan was also a founding member of Brodia. From August 1996 to July 1998 and from July 1984 to September 1991, Mr. Bogdan served in various senior sales and business development positions at Sun Microsystems. From October 1991 to July 1996, Mr. Bogdan served as Director, Sales at Tadpole Technology and Vice President, Sales at Tricord Computers. Mr. Bogdan holds a Bachelor of Science degree in Mathematics from Tulane University in New Orleans.

        Ed MacBeth joined the Company in March 2002 as Senior Vice-President, Corporate Development and Marketing. Prior to joining ActivCard, Mr. MacBeth was a General Partner at Cinnabar Partners, LLC, a venture investment and consulting firm. Prior to joining Cinnabar, Mr. MacBeth served as President and COO of Brightcube, Inc., a secure hosting and infrastructure company. From 1998 to 1999, he served as Vice President of Sales, Business Development and Marketing for TiVo, Inc., a provider of equipment in the personal television market. From 1996 to 1998, Mr. MacBeth was Vice President of Sales, Marketing and Business Development for SCM Microsystems (Nasdaq:SCMM; Neuer-Markt: SMY).. Prior to joining SCM Microsystems, Mr. MacBeth held various senior Sales, Marketing and Business Development positions at companies including Apple Computer and Caere Corporation. Mr. MacBeth received his Bachelor's degree from Cal Poly, San Luis Obispo and a Masters Degree in Business Administration from San Jose State University.

        Dominic Fedronic joined the Company in November 1995 and is currently serving as Senior Vice President, Engineering. Mr. Fedronic served in various roles in the Company including Technical Manager, Technical Support Manager and Sales Consultant. From 1992 to 1995, Mr Fedronic served in various senior sales engineering, solutions engineering and technical support positions at Societe Force-Informatique S.A. From 1987 to 1992, Mr. Fedronic served as Research Assistant in the Data Analysis Group in a European Molecular Biology Laboratory. Mr Fedronic holds a Master Degree in Telecommunications Engineering from Paris-Nord University, France.

        Marc Hudavert has served as the Vice President and General Manager, Europe since September 1996. From 1994 until September 1996, Mr. Hudavert was Commercial Director of Telis TSC, a France Telecom Group subsidiary specializing in systems integration for corporate computer and communications networks. From 1991 through 1993, he served in various general management capacities for SDRC, a U.S. software publisher; from 1989 to 1991, for Ferranti, a U.K. computer services provider; and from mid-1987 to the beginning of 1989 for Prime Computer, a U.S. computer manufacturer. Mr. Hudavert received his BS degree in Engineering and MBA degree from the Ecole Centrale de Lyon in France.

        James E. Ousley has been a member of the Company's Board of Directors since September 1996. Mr. Ousley has also served as Chairman of ActivCard, Inc. since May 1999. Mr. Ousley is currently the President and Chief Executive Officer of Vytek Wireless, Inc. Mr. Ousley is also the Chairman of Syntegra (USA) and the former President and Chief Executive Officer of Syntegra (USA) Inc., a global

e-Business solutions provider and a division of British Telecommunications. From September 1991 to August 1999, Mr. Ousley served as President and CEO of Control Data Systems or CDS before being acquired by British Telecommunications in August 1999. Mr. Ousley was responsible for building CDS into one of the leading global e-business integration companies. From 1968 to 1991, Mr. Ousley held various sales and executive managerial positions for Control Data Corporation, a global systems, software, services and peripherals company. Mr. Ousley serves on the Boards of Vytek Wireless, SAVVIS, Bell Microproducts and Datalink. Mr. Ousley holds a Bachelor of Science degree from the University of Nebraska.

        Sergio Cellini has been a member of the Company's Board of Directors since March 1998. Mr. Cellini is currently serving as General Manager of Excite Italia, a Dutch Internet portal company. From April 1997 to April 1999, Mr. Cellini served as the Director of Venture Capital for Telecom Italia. Mr. Cellini was employed with Editoriale L'Expresso, a publishing company, in various positions, most recently as Managing Director of Newspaper Publishing, publisher of "The Independent" in London. From March 1981 to March 1986, Mr. Cellini was a Senior Associate with Booz, Allen & Hamilton, a U.S. consulting firm, in Paris, Madrid and Milan. Mr. Cellini holds a Master's degree in Management from the Sloan School at MIT.

        Clifford Gundle has been a member of the Company's Board of Directors since May 1999. Mr. Gundle has over 40 years of international experience in business ownership and executive positions. Mr. Gundle founded and ran numerous manufacturing and investment companies in South Africa, the United States and the United Kingdom, which are listed on the Johannesburg, America, London and Irish stock exchanges. Mr. Gundle is a member of the Dean's Council of Harvard University.

        Montague Koppel has been a member of the Company's Board of Directors since March 1998. From 1986 to 2000, Mr. Koppel served on the Board of Directors of Flextech plc until its merger with Telewest plc. Since 1982, Mr. Koppel has worked as an international legal consultant. Previously, Mr. Koppel was a trial and commercial lawyer in South Africa and served on the boards of directors of various public and private companies.

        Lee Kheng Nam has been a member of the Company's Board of Directors since September 1999. Mr. Lee is President and Executive Director of Vertex Venture Holdings Ltd., a venture capital investment and fund management group listed on the Singapore Stock Exchange. In 1983, Mr. Lee joined Singapore Technologies Pte., a conglomerate with business interests in engineering, technology, infrastructure and logistics, property and financial services. Mr. Lee has been responsible for strategic investments in new technologies and venture capital investments for Singapore Technologies. Mr. Lee serves as a director for several companies within the Singapore Technologies Group as well as other Nasdaq-listed companies including Creative Technology Limited, Gemplus International S.A., GRIC Communications Inc., as well as private companies including Enba plc, InnoMedia Pte. Ltd. and United Test and Assembly Center. Mr. Lee formerly served as a Director on the board of Centillium Technology Corporation and Chartered Semiconductor Manufacturing Ltd. Prior to joining the Singapore Technologies Group, Mr. Lee was with NatSteel Group as the Manager of the Project Devlopment Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering Degree (First Class Honors) from Queen's University, Canada, a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School and a Diploma in Business Administration from the University of Singapore.

        Antoine R. Spillmann has been a member of the Company's Board of Directors since March 1998. Since mid-2001, Mr. Spillman has been serving as Executive Partner of Bruellan S.A., a fund management company based in Switzerland. Prior to joining Bruellan, Mr. Spillmann was the Managing Director of the investment bank Bryan, Garnier & Co. Limited and had served in that capacity since founding it in mid-1996. From 1995 to 1996, Mr. Spillmann was Global Account Coordinator for equity sales for Switzerland for ABN Amro Hoare Govett. From 1992 to 1995, Mr. Spillmann was Director of European and UK equity sales to Swiss institutions for Lehman Brothers. Mr. Spillmann was educated at the St. Gallen University in Switzerland and HBC Lausanne, and earned a diploma in Investment Management and Corporate Finance from the London Business School.

COMPENSATION

        At a shareholders' meeting held in June 2001, the shareholders approved an aggregate amount of $90,000 as annual Directors' compensation for the year. This amount is to be allocated by the Board of Directors among the Directors of the Company.

        For the year ended December 31, 2001, the aggregate amount of compensation paid to all of the Company's executive officers and key managers as a group (nine persons including Messrs. Humphreys, Audebert, Geddes, Hudavert, Bogdan, Fedronic,the former CEO, the former Vice President, Sales and Business Development and the former Vice President, Corporate Marketing) paid and accrued for services in all capacities was $2.4 million. This amount included $833 thousand to Mr. Galvez, the Company's former CEO, for termination of his employment contract. For the year ended December 31, 2000, the aggregate amount of compensation paid to all of the Company's executive officers and key managers as a group (six persons including Messrs. Galvez, Audebert, the former Vice President, Sales and Business Development, Hudavert, the former Vice President, Corporate Marketing and the former CFO) paid and accrued for services in all capacities was $1.9 million.

        The Company did not pay its Officers and Directors any pension, retirement or other similar benefits during the years ended December 31, 2001, 2000 and 1999.

EMPLOYMENT CONTRACTS

        Pursuant to an October 2001 letter offer of employment, the Company granted stock options to Steven Humphreys, Chairman and Chief Executive Officer of the Company, that vest and become fully exercisable upon a change in control.

        Marc Hudavert, Vice President and General Manager, Europe has an employment agreement. Mr. Hudavert's employment is terminable by either party on three months' notice. The agreement also contains non-competition covenants for a period of two years after termination.

STOCK OPTION PLANS

        In each of 1997, 1998, 1999, 2000 and 2001, the shareholders of the Company authorized the creation of stock option plans granting the Board of Directors the authority to issue options to employees to purchase shares of the Company's common stock. The aggregate number of shares authorized for issuance under these plans is 8,600,000. As of December 31, 2001, options to purchase 6,605,939 shares were outstanding and 1,371,640 shares were available for issuance under the Plans. The weighted-average exercise price of the outstanding options was $10.29.

        The plans are administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. These plans generally provide for four-year vesting and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from exercising their stock options prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price, quoted on Nasdaq Europe, during the twenty trading days prior to the date of grant.

        In the event that there is a change in control of the Company by merger, consolidation or asset sale, the outstanding options will terminate to the extent not assumed by the acquiring entity. The

Board of Directors also has discretion to provide for the acceleration of one or more outstanding options under the plans and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers.

DIRECTOR SHARE WARRANTS PLAN

        From 1995 to 2001, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive employees and to members of the Board of Directors. Grants totaling 1,692,200 were made in the years 1995 to 2001, inclusive. As of December 31, 2001, there were outstanding warrants to acquire 497,500 shares at prices ranging from $5.75 to $71.03. The plans generally provide for a vesting period of four years and a share warrant life of five years.

BOARD PRACTICES

        The Company's Articles of Association provide for a Board consisting of not less than 3 or more than 18 members. The Company currently has authorized 8 directors. A director can be an individual or a legal entity. Any legal entity shall, at the time of its election, designate a natural person as its permanent representative on the Board of Directors. The term of office of the permanent representative shall be the same as that of the legal entity they represent. When a legal entity dismisses a permanent representative it must name their replacement at the same time. The same provisions apply in the event of the death or resignation of a permanent representative.

        Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Directors may be re-elected or removed from office at any time by a decision of the general meeting of shareholders. In the event of a vacancy as a consequence of the death or resignation of one or more directors, the Board of Directors may name replacements to act until the next general meeting. Any such appointments made by the Board is subject to ratification by the next common general meeting. In the event such appointment is not ratified, the decisions and actions previously taken by the Board will nevertheless be deemed valid.

        When the number of directors falls below the legal minimum the remaining directors are required to immediately call an ordinary general meeting in order to fill the vacancies on the Board.

        A director elected as a replacement for another director whose term has not yet expired, may serve only for the remaining term of his predecessor.

        The number of directors over 65 years in age may not exceed more than one third of the directors in office. When such limit is exceeded, the oldest director will automatically be deemed to have resigned at the close of the next general meeting of the stockholders.

        Each of the Company's officers and directors, other than non-employee directors, devotes substantially full time to the affairs of the Company. The Company's non-employee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company.

        The Company's Articles of Association provide that the Board of Directors may delegate certain of its responsibilities to committees of the Board of Directors as it deems appropriate, subject to the provisions of French law. The Board of Directors has appointed a Compensation Committee and Audit Committee. The respective Committees are responsible to report and make recommendations to the Board of Directors for ultimate approval thereof.

        In conjunction with a private placement of the Company's shares which closed on February 16, 2000, the Company's Board of Directors agreed, if requested by Schlumberger Systems or Sun

Microsystems, Inc., as the case may be, to recommend to the Company's shareholders, the election to the Company's Board, a Director nominated by Schlumberger Systems and a Director nominated by Sun Microsystems, Inc. Any such nominations will be subject to the approval of the Company's shareholders at the next shareholders' meeting following nomination.

AUDIT COMMITTEE

        The French Companies Law requires public companies to establish an Audit Committee. The responsibilities of the Audit Committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An Audit Committee must consist of at least three directors, of which two must be independent directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the Audit Committee. An Audit Committee may not approve an action or a transaction with any officer or controlling shareholder, unless at the time of approval two outside directors are serving as members of the Audit Committee and at least one of the outside directors was present at the meeting in which an approval was granted. The Audit Committee consists of Messrs. Ousley, Cellini and Koppel.

COMPENSATION COMMITTEE

        The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for the Company's employees, directors and other individuals compensated by the Company. The Compensation Committee also administers the Company's compensation plans. The Compensation Committee consists of Messrs. Ousley, Gundle and Koppel.

EMPLOYEES

        As of March 31, 2002, the Company had 283 employees, of whom 135 were engaged in research, development, quality assurance and third-line support, 100 were engaged in marketing, sales and customer support, 21 were engaged in operations and IT and 27 were engaged in administration and finance. As of March 31, 2002, 138 employees, including the Company's executive officers, were located in North America, 132 were based in Europe and 13 were based in the Asia/Pacific region.

        The Company is subject to various French labor laws and labor practice. As required by French law, the Company holds periodic meetings with employee representatives. The Company considers its relationships with its employees to be satisfactory and the Company is not a party to any collective bargaining agreement.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth as of December 31, 2001, for each director and executive officer, the total number of common shares, ADSs, options, warrants and rights to purchase equity shares and ADSs exercisable within 60 days from December 31, 2001. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The share numbers and percentages listed below are based on 40,404,366 common shares outstanding as of

December 31, 2001 adjusted for the respective number of options, warrants and rights that vest for each director or officer within 60 days of December 31, 2001.

Name	Shares Beneficially Owned	Options and Warrants Included in Beneficial Ownership		Percentage of Shares Beneficially Owned
Yves Audebert	1,312,900	307,771	(1)	3.22%
Montague Koppel	566,240	43,000	(2)	1.40%
Steven Humphreys				*
Blair W. Geddes				*
Ed MacBeth				*
Tad Bogdan				*
Dominic Fedronic				*
Marc Hudavert				*
James E. Ousley				*
Sergio Cellini				*
Clifford Gundle				*
Lee Kheng Nam				*
Antoine R. Spillman				*

*
Beneficially own less than 1%

(1)
Includes options to purchase 168,188 common shares exercisable at $4.93 per share expiring April 27, 2005; options to purchase 39,583 common shares exercisable at $19.21 per share expiring July 24, 2007 and options to purchase 100,000 common shares exercisable at $8.04 per share expiring October 22, 2008.

(2)
Includes warrants to purchase 26,250 common shares exercisable at $5.75 per share expiring June 4, 2003; warrants to purchase 10,500 common shares exercisable at $1.25 per share expiring December 11, 2003; warrants to purchase 5,000 common shares exercisable at $4.14 per share expiring May 19, 2004 and warrants to purchase 1,250 common shares exercisable at $71.03 per share expiring May 3, 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the Company's common shares as of December 31, 2001, of each person or group known by the Company to own beneficially 5% or more of the outstanding common shares. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares and percentage ownership is based on 40,404,366 common shares outstanding as of December 31, 2001. The percentage ownership for Vertex Management includes warrants, which were exercisable as of December 31, 2001, to purchase up to 138,200 shares of common stock.

NAME OF MAJOR SHAREHOLDER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
Vertex Management(1)	4,642,244	11.45%
Fidelity (2)	4,659,929	11.53%

(1)
Includes 996,757 shares beneficially owned by Vertex Investment (II) Ltd., 2,379,531 shares beneficially owned by Vertex Investments International (III) Inc., including 138,200 shares issuable upon the exercise of warrants and 1,265,956 shares beneficially owned by Vertex Asia Limited.

(2)
Includes 2,692,540 shares beneficially owned by Fidelity Management & Research Company and FMR Co. Inc.; 35,050 shares beneficially owned by Fidelity Management Trust Company; 1,932,339 shares beneficially owned by Fidelity International Limited. Fidelity increased its ownership in the Company in 2001 from approximately 5.0% in 2000.

RELATED PARTY TRANSACTIONS

        On October 22, 2001, the Board of Directors of the U.S. subsidiary of the Company approved a full recourse loan to an executive officer of the Company in the amount of $2.7 million. The loan accrues interest at a rate of 3.5% per annum and is due October 21, 2002. The loan may be renegotiated within 60 days of the maturity date subject to approval of the Board of Directors. The loan is secured by 867,800 shares of ActivCard S.A. and other publicly traded securities held by the executive officer.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Part III, Item 17.

DIVIDEND POLICY

        The Company has never declared or paid cash dividends on its share capital. The Company currently intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future.

        Dividends are subject to shareholders' approval at an ordinary shareholders' meeting and the provisions of any loan or other agreements to which the Company may in the future become a party. Under French law, dividends approved at an ordinary shareholders' meeting are required to be paid by the Company within nine months of the end of its fiscal year unless otherwise authorized by a court order.

        The amount of dividends available for distribution during a given financial year is divided among all the Company's shareholders, in proportion to such shareholders' holdings. Dividends are paid in cash, or in the form of new common shares. Pursuant to the Company's statutes, the decision to offer the shareholders the choice between the payment of a dividend in cash or in common shares is subject to shareholders' approval at an ordinary shareholders' meeting. If no such decision is made, payment of the dividend is automatically made in cash.

ITEM 9. THE OFFER AND LISTING

TRADING HISTORY AND MARKETS

        The Company's common shares are traded on Nasdaq Europe. The Company's American Depositary Shares or ADSs are traded in the United States on the Nasdaq National Market. The Company's common shares trade under the ticker symbol "ACTI" for both exchanges. Each ADS represents one common share. The Company's ADSs began trading on the Nasdaq National Market on March 16, 2000.

        As of December 31, 2001, the Company had 40,404,366 common shares issued and outstanding including 9,695,254 ADSs (equivalent to 9,695,254 common shares).

        The following tables set forth for the periods indicated the range of high and low closing sale prices of the common shares on Nasdaq Europe and the ADSs on Nasdaq National Market:

	Nasdaq Europe Price per common share		Nasdaq National Market Price per ADS
	High	Low	High	Low
Full fiscal years since trading commenced:
For the year ended:
December 31,
2001	$18.65	$5.93	$19.50	$6.10
2000	$94.75	$13.20	$74.00	$12.25
1999	$25.00	$1.60	—	—
1998	$6.25	$1.66	—	—
1997	$8.25	$2.44	—	—
By quarter since January 1, 1999:
For the quarters ended:
March 31, 2002	$9.35	$6.25	$9.52	$6.46
December 31, 2001	$13.75	$6.08	$14.07	$6.30
September 30, 2001	$8.61	$5.93	$9.00	$6.10
June 30, 2001	$14.00	$8.60	$14.35	$8.70
March 31, 2001	$18.60	$10.05	$19.50	$10.25
December 31, 2000	$28.60	$13.20	$29.94	$12.25
September 30, 2000	$27.60	$14.25	$28.19	$12.88
June 30, 2000	$45.80	$16.50	$49.25	$16.00
March 31, 2000	$94.75	$22.50	$74.00	$37.75
December 31, 1999	$25.00	$4.65	—	—
September 30, 1999	$5.83	$4.07	—	—
June 30, 1999	$5.92	$3.69	—	—
March 31, 1999	$4.69	$1.60	—	—
By month since January 1, 2002:
For the month ended:
June 30 (through June 14)	$7.00	$6.45	$7.05	$6.27
May 31	$7.10	$6.38	$7.27	$6.30
April 30	$7.78	$6.01	$7.99	$5.75
March 31	$7.50	$6.25	$7.86	$6.46
February 28	$8.10	$6.93	$8.49	$6.85
January 31	$9.35	$8.08	$9.52	$8.00

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

CORPORATE PURPOSE

        The Company's corporate purpose, as set forth in the Company's STATUTS, is:

  •
  To participate and make investments in other enterprises, in particular in the fields of computers, electronics and communication, in any form whatsoever, including, but not limited to,

    by way of contribution for, purpose of or subscription for shares, stock, securities or rights of corporations, partnerships, incorporation, merger, alliances, associations or otherwise;

  •
  The ownership, development and growth of such participation or investments, in particular by the furnishing of services, the provision of finance and the contribution of business to its subsidiaries;

  •
  The undertaking of research activities for the purpose of developing, filing and exploiting patents or other intellectual property rights as well as transactions related to such patents and rights; and

  •
  To undertake industrial, commercial, personal or real property or financial transactions which may directly or indirectly relate to the purposes set forth above or which may contribute to their development.

DIRECTORS

        Each director for the entire term of his office must be the holder of at least one share of the stock of the Company. If, at the time of his election, a director is not the holder of the requisite number of shares or if, during the term of his office, he ceases to hold such shares, he shall automatically be deemed to have resigned if he has not remedied such situation within three months.

        The number of directors over 65 years in age may not exceed more than one third of the directors in office. When such limit is exceeded during the term of office of the Board of Directors, the oldest director shall automatically be deemed to have resigned at the close of the next general meeting of the stockholders.

        The Chairman of the Board of Directors and the Chief Executive Officer may not be more than 75 years old. If the Chairman attains such age during his term of office as Chairman, he shall automatically be deemed to have resigned. Under certain conditions the Chairman who has attained the age of 75 years old may be re-elected.

        Any decision to award options to subscribe for or purchase stock to a director holding an employment contract, to the Chairman or to an executive officer of the Company, if the latter is a director, within the scope of an authorization granted by an extraordinary general meeting in conformity with the provisions of French law, shall be taken by a majority of the directors present or represented; however the director concerned, as well as any other director likely to be granted options to subscribe for or purchase stock, may not take part in such vote.

        Any agreement between the Company and one of its directors or executive officers, whether directly or indirectly, or through the intermediary of another person, is subject to the prior approval of the Board of Directors. The same provisions apply to agreements between the Company and any other enterprise if one of the directors or executive officers of the Company is the proprietor, general partner, manager, director, executive officer or member of the management or of the supervisory board of such enterprise. The same provisions apply to shareholders holding greater than 5% of the outstanding shares of the Company.

        Directors who are not legal entities are prohibited from contracting in any manner whatsoever for a loan from ActivCard S.A. or to have the latter agree to provide credit or stand as surety for or guaranty their obligations to third parties.

        The same prohibition also applies to executive officers and to the permanent representatives of legal entities that are directors, as well as the spouses and close relatives of persons acting as an intermediary.

SHARE CAPITAL

        At December 31, 2001, the Company's authorized share capital on a fully diluted basis consisted of 49,639,114 shares, nominal value Euro 1 per share (including 7,816,139 shares issuable upon exercise of warrants and stock options, 46,970 shares issuable pursuant to stock purchase rights, 1,371,640 shares issuable upon allocation and subscription of stock options unallocated at the time). All of the Company's outstanding shares are fully paid. Pursuant to the Company's STATUTS, its shares may be held only in registered form.

        The Company's share capital may be increased only with the approval of the Company's shareholders at an extraordinary general meeting following a recommendation of its Board of Directors. Increases in share capital may be affected by the issuance of additional shares, by an increase in the nominal value of existing shares or the creation of a new class of shares. Additional shares may be issued for cash, in satisfaction of indebtedness incurred by the Company, for assets contributed in kind, upon the conversion of debt securities previously issued by the Company or by the capitalization of reserves. French law permits different classes of shares to have different liquidation, voting and dividend rights.

        The Company's share capital may be decreased only with the approval of the Company's shareholders at an extraordinary general meeting. The Company's share capital may be decreased by reducing the nominal value of the shares or by decreasing the number of outstanding shares. The conditions under which share capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by the Company. The number of outstanding shares may be decreased by the repurchase and cancellation by the Company of its shares. If the reduction is not attributable to losses incurred by the Company, each shareholder will be offered an opportunity to participate in any exchange or repurchase. If, as a consequence of losses, the Company's net assets are reduced below one half of the Company's share capital, its Board of Directorsmust, within four months from the approval of the accounts indicating such loss, convene an extraordinary general meeting of the Company's shareholders in order to decide whether to dissolve the company before expiration of the Company's statutory term. If the dissolution is not declared, the share capital, by the end of the second fiscal year following the fiscal year during which the losses were incurred and subject to the legal provisions concerning the minimum capital of SOCIETES ANONYMES, must be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

PREEMPTIVE SUBSCRIPTION RIGHTS

        Unless previously waived, holders of the Company's shares have preemptive rights to subscribe for additional shares issued by the Company for cash on a PRO RATA basis. Shareholders may waive such preemptive subscription rights either individually or at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of the Company's shares. The Company's shareholders have waived their preemptive rights with respect to the issuance of new securities, including the shares offered hereby, having a maximum aggregate nominal value of Euros 48,000,000.

REPURCHASE OF SHARES

        Pursuant to French law, the Company may not make open market repurchases of its shares or otherwise acquire shares except (a) to reduce its share capital by subsequent cancellation of such shares under certain circumstances with approval of the Company's shareholders at an extraordinary general meeting, and (b) to obtain shares for distribution to the Company's employees under an approved profit-sharing or stock option plan. The number of shares repurchased under (b) may not, in either case, result in the Company holding more than 10% of the then outstanding shares. Shares held by the

Company are deemed to be outstanding under French law but are not entitled to any dividends, voting rights or preemptive rights. French law imposes certain other restrictions on the Company's ability to purchase its own shares in addition to the general principles disclosed pursuant to this paragraph. The Company currently does not own any of its shares.

ATTENDANCE AND VOTING AT SHAREHOLDERS' MEETINGS

        In accordance with French law, there are two types of shareholders' general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the annual report prepared by the Company's Board of Directorsand the annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company's STATUTS, modifications of shareholders' rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or notes convertible or exchangeable into capital stock. In particular, shareholder approval will be required for mergers where the Company is not the surviving entity or where the Company is the surviving entity, but in connection with which the Company is issuing a portion of its share capital to the acquired entity.

        The Company's Board of Directors is required to convene an annual ordinary general meeting of shareholders within six months after the end of the Company's fiscal year. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by Board of Directorsor, if the Company's Board of Directors fails to call such a meeting, by the Company's auditors, currently Deloitte & Touche and Mr. Jean-Louis Brun d'Arre, or by an agent appointed by a court. The court may be requested to appoint an agent either by shareholders holding at least 10% of the Company's share capital or by any interested party in cases of particular urgency. Following a successful take-over bid or an acquisition of control, the new majority shareholders may call an ordinary or extraordinary general meeting of shareholders. The notice for each shareholder meeting must state the matters to be considered at such meeting.

        French law provides that, at least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to all holders of properly registered shares. The Company may publish an additional notice of the meeting, in a journal authorized to publish legal announcements in the DEPARTMENT in which the Company is registered, at least thirty days prior to the date of the meeting. A preliminary written notice must be sent to each shareholder who has requested to be notified in writing 35 days before the date set of any ordinary or extraordinary general meeting. Shareholders holding a defined percentage of the Company's share capital, which varies depending on the absolute amount of the share capital, may propose resolutions to be submitted for approval by the shareholders at the meeting.

        Shareholder attendance and the exercise of voting rights at ordinary general meetings and extraordinary general meetings of the Company's shareholders are subject to certain conditions. In order to exercise voting rights, the Company's STATUTS requires that a shareholder must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company from at least one business day prior to the meeting until the end of the day of the meeting.

        All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by the Company shall not be entitled to any voting rights. Proxies may be granted by a shareholder to his or her spouse, to another shareholder or to a legal representative, in the case of a corporation, or by sending a proxy in blank to the Company without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the shares covered by such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

        The presence in person or by proxy of shareholders holding not less than 25% (in the case of an ordinary general meeting) or 33.3% (in the case of an extraordinary general meeting) of shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting and the presence in person or by proxy of shareholders holding not less than 25% of the Company's shares entitled to vote is necessary for a quorum in the case of an extraordinary general meeting.

        At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against a resolution submitted to a vote.

        The rights of a holder of shares of a class of the Company's capital stock, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of the outstanding shares of such class present in person or represented by proxy.

        In addition to obtaining rights to certain information regarding the Company, any shareholder may, during the two-week period preceding a shareholders' meeting, submit to the Company's Board of Directors written questions relating to the agenda for the meeting. The Company's Board of Directors is required to respond to such questions during the meeting, except if it is contrary to the best interests of the company, such as responses requiring the disclosure of confidential information or trade secrets.

        As set forth in the Company's STATUTS, shareholders' meetings are held at its registered office or at any other location specified in the preliminary written notice.

DIVIDEND AND LIQUIDATION RIGHTS

        Subject to the requirements of French law and the Company's STATUTS, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any of its profit or loss carried forward from prior years, is available for distribution to the Company's shareholders as dividends. Dividends may also be distributed from the Company's reserves, subject to approval by the Company's shareholders and certain limitations. If net income (as shown on an interim income statements certified by the Company's statutory auditors) is sufficient, its Board of Directorshas the authority, subject to French law and regulations, without the approval of shareholders, to distribute cash interim dividends. Dividends paid in newly issued shares require shareholder approval.

        The Company is required to establish and maintain a legal reserve by making a minimum provision of 5% of the Company's net income in each year as may be necessary to maintain such reserve at a level equal to 10% of the aggregate nominal value of the Company's share capital, as increased or reduced from time to time. The legal reserve is distributable only upon the Company's liquidation. The Company's STATUTS also provide that the Company's distributable profits (after reduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined by the general meeting of shareholders.

        The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved and following recommendation of the Company's Board of Directors. Dividends are distributable to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares issued on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Company's Board of Directors approving the distribution of interim dividends. The actual dividend payment date is determined by the Company's shareholders at the ordinary general meeting approving the declaration of the dividends or by its Board of Directors in the absence of such determination by the Company's shareholders. The payment of the dividends must occur within nine months of the end of the Company's fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. The Company's STATUTS authorize its shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

        The Company has not paid any cash dividends on its shares since its incorporation. The Company currently anticipates that the Company will retain all future earnings for use in its business and do not anticipate paying any dividends in the foreseeable future. In the event that the Company is liquidated, its assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the capital of the shares, then the surplus, if any, will be distributed PRO RATA among the holders of shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

MATERIAL CONTRACTS

        Not applicable.

EXCHANGE CONTROLS

Foreign Investment Regulations

        Pursuant to a French law dated February 14, 1996, prior authorization is no longer required for the acquisition of a controlling interest in a French corporation by any person, whether or not such person is a resident of the European Union, except where such corporation is engaged in defense related activities. ADV Technologies, one of the Company's subsidiaries, has provided various engineering and other services to the French Ministry of Defense in the past, but no longer has any significant business relationship with the French Ministry of Defense.

        Under French law, there is no limitation on the rights of non-resident or foreign shareholders to vote the securities of a French company.

Exchange Control

        The payment of all dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and financial institutions in France are authorized intermediaries.

TAXATION

FRENCH TAXATION

        The following discussion is a general summary of the material French tax consequences of holding and disposing of shares, and does not purport to be a complete analysis or list of all potential tax effects on the purchase or the ownership of the shares. This summary is based on the laws in force as of the date hereof and is subject to any changes in applicable French tax laws or in any double taxation conventions with France occurring after such date.

        As it is a general summary, a shareholder or prospective purchaser of shares should consult his own tax adviser concerning the consequences of ownership and disposal of shares.

I—Residents of France

(a)
Individuals

(i)
Dividends

        The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

        Capital gains realized on the sale or the disposal of securities are taxable if the annual sales realized on the disposal of securities exceeds the threshold of € 7,650. In this case, the effective tax rate is 26% and is comprised of:

  •
  16% in respect of income tax;
  •
  2% in respect of the prélèvement social;
  •
  7.5% in respect of the contribution sociale généralisée;
  •
  0.5% in respect of the contribution au remboursement de la dette sociale.

(b)
Corporate Shareholders Subject to Corporate Income Tax

(i)
Dividends

        The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

        Unless they qualify for the reduced rate of corporate income tax, capital gains realized on the sale or the disposal of securities are taxable at the ordinary income tax rate, currently 33.33% plus an additional surcharge of 3% (making an overall rate of 34.33%), and a social contribution of 3.3% of the corporate income tax due by the company exceeding € 763,000 (making an overall rate of 35.43% for the portion of the corporate income tax exceeding € 763,000). Companies whose (i) annual turnover is less than € 7,630,000 and (ii) share capital is entirely paid and is continuously held, for at least 75%, by individuals or by one or more companies which themselves meet such turnover and capital conditions are exempt from this social contribution and may, under certain limits, be entitled to a reduced rate of corporate income tax of 25% or 15%.

        Where the shares are held in a special securities' account, and have been so held for at least two years, capital gains realized on the sale or the disposal of shares are eligible for the long term capital gains tax regime, and subject to corporate income tax at the reduced rate, presently 19%, plus the additional surcharge of 6% and, if applicable, the social contribution mentioned above, provided, however, that the after tax capital gains be recorded in a special reserve (réserve spéciale des plus-values à long terme), and thus not be distributed. Companies that meet the turnover and capital conditions mentioned above may, under certain limits, be entitled to a reduced rate of corporate income tax of 15% for fiscal years opened as of January 1st, 2002.

        Securities qualifying for the reduced rate of 19% include, under certain conditions, the shares acquired in a public tender or exchange offer, as well as those that benefit from the favorable parent companies' tax regime, as well as the shares the acquisition price of which is at least € 22.8 millions.

II—Non-Residents of France

(i)
Dividends

        The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

        Persons who are not French residents for the purpose of French taxation, or whose registered office is situated outside of France, and who have held not more than 25%, directly or indirectly, alone or with relatives, of the dividend rights (bénéfices sociaux) of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on the sale or disposition of the shares, unless the shares form part of a permanent establishment or a fixed base, that the non-resident has in France.

(iii)
Estate and Gift Tax

        France imposes estate and gift tax on shares of a French Company acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempt from such tax or obtain a tax credit. Prospective investors in shares of the Company should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

(iv)
Wealth Tax

        In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the Company's shares of a non-French resident individual investor owning directly or indirectly less than 10% of the Company's share capital provided such shares do not enable him/her to exercise influence on the Company.

UNITED STATES FEDERAL INCOME TAXES

        The following discussion is a general summary of the material United States federal income tax consequences that may be applicable to the following persons who invest in the common shares and hold such common shares as capital assets: (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States, (ii) corporations or other entities created or organized in or under the laws of the United States or any state thereof and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this report. This discussion does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, or foreign individuals or entities, (c) U.S. shareholders owning directly or by attribution 10% or more of the company's outstanding voting shares or (d) any aspect of state, local or non-United States tax laws.

        THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

DIVIDENDS PAID ON THE COMMON SHARES

        The Company does not expect to declare and pay dividends to its shareholders in the forseeable future.

CREDIT FOR FRENCH TAXES WITHHELD

        Subject to certain conditions and limitations, any French tax withheld or paid with respect to dividends on the common shares generally will be eligible for credit against a U.S. shareholder's United States federal income tax liability or, at such U.S. shareholder's election, may be claimed as a deduction. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the common shares generally will be classified as "passive income" for the purpose of computing U.S. shareholder's foreign tax credit limitations. Foreign tax credits may not be used to reduce liability for the United States individual and corporate minimum taxes by more than 90%.

DISPOSITION OF THE COMMON SHARES

        The sale or exchange of common shares generally will result in the recognition of gain or loss in an amount equal to the difference between the amount realized by the U.S. shareholder and the U.S. shareholder's tax basis in the common shares sold or exchanged. Such gain or loss will be a capital gain or loss and will be long-term if the U.S. shareholder's holding period for the common shares exceeds one year.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

        The Company may be deemed to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The Company would be classified as a PFIC if, for any taxable year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if the Company elects, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. If the Company were a PFIC for any taxable year, a U.S. shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the common shares (generally, a distribution which exceeds 125% of the average annual distributions in the prior three years) and on disposition of the common shares. Under these rules, the excess distribution or gain would be allocated ratably over the U.S. shareholder's holding period for the common shares, the amount allocated to the current taxable year would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" cannot be offset by any net operating losses.

        As a result of the Company's large cash position and the decline in the value of its stock, there is a substantial risk that the Company will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of PFIC status is based upon the composition of the Company's income and assets from time to time, and because the application of these rules has not yet been clarified by regulations, this determination cannot be made with certainty.

        To the extent that the Company is deemed to be a PFIC, U.S. shareholders may avoid taxation under the rules described above by making a "qualified electing fund" election or a protective "qualified electing fund election" to include such holder's share of the Company's income on a current basis or a "deemed sale" election if the Company no longer is classified as a PFIC. However, a U.S. shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. shareholder annually with certain tax information.

        The Company does not presently prepare or provide such information, and such information may not be available to U.S. shareholders if the Company is determined to be a PFIC.

        U.S. shareholders holding "marketable shares" (which the Company considers its common shares to be) in a PFIC may make an election to mark that stock to market annually, rather than be subject to the above-described rules. Under such election the U.S. shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. The shareholder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains with respect to the stock included in income by the shareholder for prior taxable years. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on PFIC stock, as well as to any loss realized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock.

        A U.S. shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

DOCUMENTS ON DISPLAY

        This report and other information filed or to be filed by ActivCard, S.A. with the United States Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450th Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information regarding its public reference facilities. The Commission also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Commission using its EDGAR system. Additionally, documents referred to in this Form 20-F may be inspected at the Company's corporate offices in the United States, which are located at 6623 Dumbarton Circle, Fremont, California.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative and Quantitative Disclosures About Market and Interest Rate Risk

        The Company is exposed to minimal market risks. The Company does not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

Exchange Rate Sensitivity

        The Company is exposed to currency exchange fluctuations as the Company sells its products internationally. The Company manages the sensitivity of its international sales by denominating substantially all transactions in U.S. Dollars.

        In 2001, nearly 100% of the Company's revenues were invoiced and recorded in U.S. Dollars. Although the Company purchases many of its components in U.S. Dollars, approximately half of its cost of revenues and operating expenses are in other currencies.

        In fiscal 2001, the net foreign exchange gain amounted to $3.5 million. The strengthening of the U.S. Dollar against the local functional currencies throughout 2001 caused this net unrealized foreign exchange gain which resulted primarily from revaluation of the assets and liabilities denominated in currencies other than the functional currency.

        The table below provides information about the Company's derivative financial instruments and foreign currency forward exchange contracts, by functional currency, and presents such information in U.S. Dollar equivalents. The table summarizes information on instruments and transactions outstanding at December 31, 2001 that are sensitive to foreign currency exchange rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. The U.S. Dollar is the Company's reporting currency. The foreign currency forward exchange contracts' actual cash flows are denominated in both U.S. Dollars and the notional currencies, as indicated in parentheses. The table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. The (contractual) maturity dates for all contracts outstanding at December 31, 2001 was January 9, 2002.

(in thousands of U.S. Dollars, except exchange rates):

Forward Exchange Agreements outstanding at December 31, 2001	Weighted Average Exchange Rate by (Contractual) Maturity Date	U.S. Dollar Equivalent on Contractual Maturity Date	Fair Value in U.S. dollars
Pay 8,593 Euros/Receive US$	0.8903	7,635	(15)
Receive 6,449 Singapore Dollars/pay US$	0.5450	3,496	19
Receive 2,530 Australian Dollars/Pay US$	0.5152	1,316	(12)
Receive 76,500 Japanese Yen/Pay US$	0.0080	577	34

        Assuming a hypothetical and immediate 10% decrease in all non-U.S. currencies, the fair value of the forward exchange agreements would decrease from $(26) thousand to $(52) thousand. Correlation between foreign currencies is not considered. A change in the fair value of financial instruments is offset by a change in fair value of the underlying exposure.

Interest Rate Sensitivity

        The Company is exposed to interest rate risk as a result of the Company's significant cash and equivalent holdings. The interest rate risk that the Company may be able to obtain on investment securities will depend on market conditions at that time and may differ from the rates the Company has secured in the past. Sensitivity of results of operations to market and interest rate risks is managed by maintaining a conservative investment portfolio.

        On December 31, 2001, substantially all of the Company's cash balances of $248.5 million were invested in money-market funds that had an average 30-day yield of 2.20%. Assuming no change to cash balances throughout the year, a notional 10% decline in interest rates would have the effect of reducing interest income by approximately $550 thousand.

Inflation

        Inflation has not had a material impact on the Company's revenues, operating loss and net income (loss) during any of the Company's three most recent fiscal years. However, to the extent inflationary pressures affect short-term interest rates, a significant portion of the Company's investment returns may be affected, as may be the interest rates the Company charges to its customers.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

        On March 16, 2000, the Company completed an initial U.S. public offering of 4,000,000 American Depositary Shares representing 4,000,000 common shares, par value FF6.25 per share, at a public offering price of $76.50 per American Depositary Share pursuant to a registration statement filed on Form F-1 (File No. 333-11540) filed with the Securities Exchange Commission. The managing underwriters were J.P. Morgan & Co., SG Cowen and Wit Soundview. Aggregate gross proceeds to the Company (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $306.0 million. The Company paid underwriting discounts, commissions and expenses of approximately $23.6 million in connection with the offering. The net proceeds from the offering were approximately $282.4 million. The net proceeds from the offering have been invested in highly liquid money market instruments. In 2001, the Company used $13.5 million of the proceeds for operations, $33.9 million for business acquisitions, net of cash acquired, and $8.5 million for capital expenditures. None of these expenses were paid directly or indirectly to any of the Company's directors, officers, or their associates, persons owning 10% or more of any class of the our securities, or affiliates of the corporation.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        This information is attached to this Form 20-F.

ITEM 19. EXHIBITS

        The following is a list of exhibits filed as part of this registration statement.

Exhibit Number	Description
1.1(1)	Amended STATUTS, or charter and by-laws, of ActivCard S.A.(with English translation).
2.1(1)	Form of Deposit Agreement among ActivCard S.A., The Bank of new York, as Depositary, and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit thereto, the form of American Depositary Receipt).
4.1(1)	Convertible Bond dated June 19, 1997 of ActivCard S.A. (with English translation).
4.2(1)	Convertible Bond dated October 28, 1997 of ActivCard S.A. (with English translation).
4.3(1)	Convertible Bond dated October 1999 of ActivCard S.A. (with English translation).
4.4(1)	1997 French Stock Option Plan (with English translation) (each participant executes a copy of this form).
4.5(2)	1997 U.S. Stock Option Plan.
4.6(1)	1998 French Stock Option Plan with (English translation) (each participant executes a copy of this form).
4.7(1)	1998 U.S. Stock Option Plan (each US participant executes a copy of this form).
4.8(1)	1999 Stock Option Plan (with English translation).
4.9(1)+	Agreement dated June 10, 1996 between Samsung Semiconductor Europe GmbH and ActivCard S.A.
4.10(1)	Stock Purchase Agreement dated December 29, 1999 between ActivCard S.A. and Business Brain Showa-Ota Inc.
4.11(1)	Stock Purchase Agreement dated January 5, 2000 between ActivCard S.A. and Schlumberger Systemes.
4.12(1)	Stock Purchase Agreement dated February 3, 2000 between ActivCard S.A. and Sun Microsystems, Inc.
4.13(1)	Settlement Agreement and Release having an effective date on or before August 2, 1999 among ActivCard S.A., ActivCard, Inc., Yves Audebert, Achille Delahay, Jean Gerard Galvez and Kenneth R. Fireman.
4.14(1)	Agreement dated February 22, 2000 between ActivCard S.A. and Kenneth R. Fireman.
4.15(1)	Registration Rights Agreement dated February 3, 2000 between ActivCard S.A. and Sun Microsystems, Inc.
4.16(1)	Registration Rights Agreement dated February 3, 2000 between ActivCard S.A. and SCM Microsystems, Inc.
4.17(2)	2000 Stock Option Plan
4.18	2001 Stock Option Plan
8.1	Subsidiaries of the Registrant.

(1)
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 333-11540) and incorporated herein by reference.

(2)
Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-50114) filed on November 16, 2000 and incorporated herein by reference.

+
Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIVCARD, S.A.
By:	/s/ BLAIR W. GEDDES Blair W. Geddes Chief Financial Officer

Date: June 26, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ActivCard S.A. and subsidiaries:

        We have audited the accompanying consolidated balance sheet of ActivCard S.A. and subsidiaries (the "Company") as of December 31, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ActivCard S.A. and subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California
February 5, 2002

(February 15, 2002 as to the third paragraph of Note 24)

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of ActivCard S.A.

        We have audited the accompanying consolidated balance sheet of ActivCard S.A. and subsidiaries (the "Company") as of December 31, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit
John Mackey

Paris, France
January 25, 2001

ACTIVCARD S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31,
	1999	2000	2001
Revenue	$10,262	$18,081	$31,241
Cost of revenue	5,337	6,991	9,598

Gross margin	4,925	11,090	21,643

Operating expenses
Research and development	5,233	8,097	18,227
Sales and marketing	9,829	15,657	24,098
General and administrative	2,417	3,220	4,346
Other charges	3,186	124	8,338

Total operating expenses	20,665	27,098	55,009

Loss from operations	(15,740)	(16,008)	(33,366)
Interest expense	(743)	(16)	(81)
Interest income	294	15,669	13,269
Foreign exchange gain	262	14,429	3,491

(Loss) income before income taxes	(15,927)	14,074	(16,687)
Income tax benefit (expense)	15	(1)	(22)

Net (loss) income	$(15,912)	$14,073	$(16,709)

(Loss) earnings per common share:
Basic	$(0.55)	$0.37	$(0.42)
Diluted	$(0.55)	$0.34	$(0.42)
Weighted average number of common shares outstanding:
Basic	29,114,715	37,897,417	40,062,018
Diluted	29,114,715	42,215,045	40,062,018
Other charges were comprised of:
Acquired in process research and development	$—	$—	$2,701
Amortization of goodwill and other intangibles related to acquisitions	—	—	774
Acquisition termination charges	—	—	3,149
Amortization of deferred compensation related:
Cost of revenue	—	—	9
Research and development	—	—	488
Sales and marketing	—	—	223
General and administrative	148	124	65
Severance paid to former C.E.O.	—	—	833
Settlement of litigation	3,038	—	96

Total other charges	$3,186	$124	$8,338

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As at December 31,
	2000	2001
ASSETS
Current assets
Cash and equivalents	$309,850	$248,493
Accounts receivable (net of allowance for doubtful accounts of $284 in 2000 and $537 in 2001)	5,835	8,441
Other receivables	1,665	2,658
Related party receivables	345	2,718
Inventories	3,480	3,982
Other current assets	2,249	2,125

Total current assets	323,424	268,417
Restricted investments	—	241
Property and equipment, net	1,838	9,540
Goodwill and other intangibles, net	317	32,159
Other long-term assets	756	1,091

	$326,335	$311,448

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7,891	$10,733
Deferred revenue	3,451	2,428
Current portion of long-term debt	—	52
Current portion of obligations under capital lease	122	50

Total current liabilities	11,464	13,263
Long-term debt	—	60
Long-term portion of obligations under capital lease	53	12
Other long-term liabilities	55	553

Total liabilities	11,572	13,888

Commitments and contingencies (Notes 17 and 23)
Shareholders' equity
Common shares, €1.00 nominal value; 49,639 shares authorized; 39,900 and 40,404 shares issued and outstanding at December 31, 2000 and 2001, respectively	43,503	43,951
Additional paid-in capital	341,853	349,963
Accumulated other comprehensive loss	(17,026)	(20,637)
Deferred stock compensation	—	(5,441)
Accumulated deficit	(53,567)	(70,276)

Total shareholders' equity	314,763	297,560

	$326,335	$311,448

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
(In thousands, except per share data)

	Common shares			Accumulated other comprehensive loss
			Additional paid-in capital		Deferred stock compensation	Accumulated deficit	Shareholders' (deficit) equity
	Shares	Amount
Balance January 1, 1999	20,872,438	$24,576	$25,836	$(1,417)	$(272)	$(51,728)	$(3,005)
Issuance of common shares	8,783,179	9,375	2,750				12,125
Issuance of warrants	—	—	344				344
Exercise of warrants	178,226	176	568				744
Exercise of rights	1,003,975	989	554				1,543
Exercise of options	267,839	258	979				1,237
Conversion of bonds	984,369	965	3,452				4,417
Amortization of deferred stock compensation					148		148
Comprehensive loss:
Net loss						(15,912)	(15,912)
Foreign currency translation				(649)	—	—	(649)

Total comprehensive loss				(649)	—	(15,912)	(16,561)

Balance December 31, 1999	32,090,026	36,339	34,483	(2,066)	(124)	(67,640)	992
Issuance of common shares	4,990,675	4,622	294,568				299,190
Exercise of warrants	493,944	425	2,120				2,545
Exercise of rights	692,377	637	431				1,068
Exercise of options	577,100	505	2,098				2,603
Conversion of bonds	1,055,804	975	8,153				9,128
Amortization of deferred stock compensation					124		124
Comprehensive loss:
Net income						14,073	14,073
Foreign currency translation				(14,960)	—	—	(14,960)

Total comprehensive loss				(14,960)	—	14,073	(887)

Balance December 31, 2000	39,899,926	43,503	341,853	(17,026)	—	(53,567)	314,763
Shares issued for acquisition	250,000	215	2,981		(1,963)		1,233
Exercise of warrants	92,000	82	378				460
Exercise of options	162,440	151	488				639
Deferred stock compensation			4,263		(4,263)		—
Amortization of deferred stock compensation					785		785
Comprehensive loss:
Net loss						(16,709)	(16,709)
Foreign currency translation				(3,611)	—	—	(3,611)

Total comprehensive loss				(3,611)	—	(16,709)	(20,320)

Balance December 31, 2001	40,404,366	$43,951	$349,963	$(20,637)	$(5,441)	$(70,276)	$297,560

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	1999	2000	2001
Operating activities
Net (loss) income	$(15,912)	$14,073	$(16,709)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	590	675	1,691
Amortization of goodwill and other intangibles	574	176	1,327
In process research and development	—	—	2,701
Amortization of deferred compensation	2,548	124	785
Gain from government debt forgiveness	—	(434)	—
Other non-cash items, net	(4)	—	201
Increase (decrease) in cash, net of the effects of business combinations, from:
Accounts receivable	(452)	(3,259)	(1,744)
Other receivables	17	(387)	(196)
Inventories	(270)	(2,256)	157
Other current assets	(655)	(1,284)	(700)
Accounts payable and accrued liabilities	446	2,777	279
Deferred revenue	154	3,240	(1,334)

Net cash (used in) provided by operating activities	(12,964)	13,445	(13,542)

Investing activities
Business acquisitions, net of cash acquired	—	—	(33,856)
Loans to related parties	—	(345)	(2,700)
Repayment of related party loans	—	—	345
Purchases of property and equipment	(265)	(1,658)	(8,507)
Proceeds from sale of property and equipment	27	—	—
Investment in other long-term assets	—	(119)	(129)

Net cash used in investing activities	(238)	(2,122)	(44,847)

Financing activities
Proceeds from issuance of common shares	9,725	299,190	—
Proceeds from exercise of options, rights and warrants	3,526	6,216	1,099
Proceeds from issuance of warrants	344	—	—
Proceeds from issuance of long-term debt	5,656	—	—
Repayment of long-term debt	(1,039)	(821)	(207)

Net cash provided by financing activities	18,212	304,585	892

Effect of exchange rate changes on cash and equivalents	(370)	(14,848)	(3,860)

Net increase (decrease) in cash and equivalents	4,640	301,060	(61,357)
Cash and equivalents, beginning of year	4,150	8,790	309,850

Cash and equivalents, end of year	$8,790	$309,850	$248,493

Supplemental cash flow information:
Interest paid	$745	$220	$4
Income taxes paid	10	19	22
Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares from conversion of debt	$4,417	$9,128	—
Property acquired under capital lease	279	—	—
Issuance of common stock in connection with acquisition	—	—	3,196
Deferred stock compensation	—	—	4,263

See accompanying notes to consolidated financial statements.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.    Nature of Business

        ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard S.A. and its subsidiaries comprise the ActivCard Group (the "Company"), which was founded in 1985.

        The Company develops and markets digital identity solutions that enable customers to securely issue, use and maintain digital identities. The Company's solutions provide customers with the ability to authenticate a user to a network through a variety of personal devices as well as the ability to manage credentials remotely post-issuance. The Company markets its solutions to governments, enterprises and financial institutions directly and indirectly through resellers, distributors, original equipment manufacturers and system integrators.

        The market for security products and services is dynamic and can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a significant negative effect on the future consolidated cash flows, results of operations and financial position: regulatory changes; fundamental changes in the technologies underlying security products and services; market acceptance of the Company's solutions; development of strategic partners and sales channels; litigation or other claims against the Company; hiring, training and retention of key employees; successful and timely completion of development efforts; and new product introductions by competitors.

2.    Summary of Significant Accounting Policies

Basis of Consolidation

        The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries after elimination of inter-company accounts and transactions. The principal operating subsidiaries are:

  •
  ActivCard Inc. (United States of America)
  •
  ActivCard Europe S.A. (France)
  •
  Safe Data System S.A. (France)
  •
  ActivCard Asia Pte. Ltd. (Singapore)
  •
  American Biometric Company Limited (Canada)
  •
  ActivCard K.K. (Japan)
  •
  ActivCard Ireland Ltd.
  •
  Authentic8 International Inc. (Australia)

        All subsidiaries are wholly owned.

        The consolidated financial statements include the operations of Authentic8 International Inc., American Biometric Company Limited and Safe Data System S.A. from their respective dates of acquisition.

        The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Revenue Recognition

        Revenues are derived primarily from the sale of software licenses, hardware and service agreements. The Company applies the provisions of Statement of Position 97-2 as amended by Statement of Position 98-4. Revenues from software license agreements are generally recognized upon shipment, provided that a signed contract exists, the fee is fixed or determinable, no significant obligations remain and collection of the corresponding receivable is probable. In software arrangements that include rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence of fair value of each element. When arrangements contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, the Company recognizes revenue for the delivered elements based on the residual value method. For arrangements containing multiple elements wherein vendor specific objective evidence of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until vendor specific objective evidence of fair value exists or all elements have been delivered.

        Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

        Service revenue is recognized in accordance with the percentage-of-completion method based on input measures, or in the case of maintenance contracts, is recognized on a straight-line basis over the term of the contract.

        The Company also receives fees under product development contracts with certain customers. These fees are recorded as revenue as the work is performed pursuant to the related contracts and the achievement of related milestones in accordance with the percentage of completion method.

        Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying consolidated balance sheets.

        In September 2001, the Company licensed its authentication server software to VeriSign at or about the same time that it purchased software and services from VeriSign. This transaction was recorded at terms that the Company considers to be fair value. Although cash was exchanged in this transaction, the Company considered this as a nonmonetary transaction. For this transaction, the Company complied with Accounting Principles Board ("APB") Opinion No. 29, "Accounting for Nonmonetary Transactions", and Emerging Issues Task Force ("EITF") issue No. 01-02, "Interpretation of APB opinion No. 29", to determine whether the transaction was a monetary or nonmonetary transaction. The Company recorded product revenues of $3,200 in 2001 and billed $480 in advance for maintenance and support for the twelve month period commencing October 1, 2001. Software purchased from VeriSign in the amount of $3,033 was capitalized as property and equipment and is being amortized on a straight-line basis over thirty-six months. In addition, the Company capitalized $908 as prepaid expenses, which included maintenance and support, digital certificates, license fees and prepaid training. The amounts recorded as prepaid expenses will be charged to earnings as the services are provided or the certificates are consumed.

Sales Warranties

        Expenses associated with potential warranty claims are accrued at the time of sale, based on warranty terms and prior experience. The Company provides for the costs of warranty in excess of its own warranty coverage provided to the Company by the product assembly contractors.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to pay outstanding amounts. The provision is based on factors that include account aging, historical bad debt experience, customer creditworthiness and other known factors.

Research and Development and Capitalized Software Development Costs

        Research and development costs are expensed as incurred. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, the Company capitalizes eligible software costs upon achievement of technological feasibility subject to net realizable value considerations. To date, the period between technological feasibility of a solution and the general availability of such software is short. Accordingly, the Company has not capitalized any costs and charged all such costs to research and development expenses.

Research Tax Credits

        Research tax credits are provided by the French government as incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes paid or ever to be paid.

Stock-based Compensation

        In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock Based compensation", which recommends that the compensation cost for stock-based plans be measured using a fair value based method. The Company calculates the compensation cost for its stock option plans in compliance with the provisions of APB Opinion No. 25, which provides that no compensation costs be recorded if the exercise price of the options granted is equal to the fair market value of the Company's stock as at the date of grant. The Company discloses in the notes to the consolidated financial statements pro forma net income (loss) as if the fair value method of measurement had been applied, as permitted by SFAS No. 123.

        In accordance with APB Opinion No. 25, the Company allocates to deferred stock compensation, the fair value of restricted stock when granted to employees of acquired companies if they remain as employees of the Company subsequent to the acquisition date. The Company amortizes the deferred stock compensation to expense using the straight-line method over the vesting period, which is three years.

Marketing and Advertising Costs

        Marketing and advertising costs are expensed as incurred. Advertising expenses were immaterial for all years presented.

Foreign Currency

        The reporting currency of the Company and its subsidiaries is the U.S. dollar. All of the companies within the ActivCard Group use their local currency as their functional currency with the exception of ActivCard Ireland Ltd., which uses the U.S. dollar as its functional currency. For those entities using their non-U.S. dollar currency as their functional currency, assets and liabilities are translated into the U.S. dollar at exchange rates in effect at the balance sheet date and revenues and expenses are translated at weighted average exchange rates during the year. Translation adjustments arising upon the consolidation of non-U.S. dollar financial statements are accumulated in shareholders' equity as a translation adjustment.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of this currency relative to the functional currency and are recorded in the statement of operations during the respective period. The Company enters into and designates foreign currency forward exchange contracts to establish fair value hedges to mitigate these foreign transaction gains and losses.

        The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Accordingly, to the extent that the fair value hedge is ineffective, a transaction gain or loss is recognized in earnings in the period. The foreign currency forward exchange contracts are recorded on the balance sheet at fair value.

Income Taxes

        In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing enacted tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax effects of deductible temporary differences and net operating loss carry forwards and research and development tax credits. The Company has provided a valuation allowance for the entire calculated deferred income tax asset.

Earnings (Loss) per Share

        Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential common share and equivalents outstanding assuming conversion of convertible loans and the exercise of options, rights and warrants. Dilutive options, rights and warrants did not have any effect on the computation of diluted loss per share in 1999 and 2001 since they were anti-dilutive.

Comprehensive Loss

        Comprehensive loss consists of net income (loss) and foreign currency translation adjustments and is presented in the Consolidated Statement of Shareholders' (Deficit) Equity.

Cash and Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company classifies investments, based on the nature of the securities and the intent and investment goal of the Company, as trading securities, available-for-sale securities or held-to-maturity securities.

Fair Value of Financial Instruments

        The fair value of certain of the Company's short-term financial instruments, including cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturities.

Concentration of Credit Risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and equivalents and accounts receivable. The Company maintains its cash and equivalents with high credit quality financial institutions.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Inventory

        Inventory consists of finished goods and components and is valued at the lower of cost (first-in, first-out method) or market.

Long-Lived Assets

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be not recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on future cash flows, discounted at the Company's incremental borrowing rate, compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Depreciation and Amortization

        Depreciation and amortization are provided using the straight-line method over the estimated useful lives of three to five years. Assets under capital leases are amortized over the shorter of the asset life or the lease term. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Goodwill and other intangibles

        Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangibles include the fair value of distribution channels, strategic agreements, developed technology and trademarks acquired in business combinations. For the acquisitions that were completed before June 30, 2001, goodwill was amortized on a straight-line basis over five years. For the acquisitions completed subsequent to June 30, 2001, goodwill was not amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Other finite life intangible assets acquired from business combinations are recorded at their fair value on the date of acquisition and are amortized on a straight-line basis over one to seven years, which approximates their estimated useful lives.

        Patents and patent rights are amortized over the shorter of their economic useful life, which does not exceed three years or their legal life.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the provision for returns and doubtful accounts, the provision for obsolete and excess inventories, valuation of goodwill and intangible assets, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

Segment Information

        The Company operated in two industry segments; Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds as defined in SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information", and as such, the Company discloses segment information by geography only.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Reclassifications

        Certain amounts in the prior period consolidated financial statements have been reclassified to conform with current period presentation.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 141 also requires that intangible assets be recognized as assets apart from goodwill if they meet certain criteria. The Company adopted the provisions of SFAS No. 141 on July 1, 2001. The Company accounted for all of its combinations using the purchase method.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill resulting from a business combination will no longer be amortized to earnings but rather is to be reviewed periodically for impairment in value. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 provided an exception to the prescribed date. Goodwill acquired after June 30, 2001 was subject to the non-amortization provisions. Accordingly, the Company amortized the goodwill resulting from acquisitions completed prior to June 30, 2001 on a straight-line basis over a five year period from the acquisition dates to the end of the year. The Company did not amortize goodwill resulting from acquisitions completed subsequent to June 30, 2001. The Company adopted SFAS No. 142 on January 1, 2002 and will no longer amortize goodwill from the date of adoption. There was no impact from initial adoption of this standard on the Company's consolidated financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144 as of January 1, 2002. There was no impact from initial adoption of this standard on the Company's consolidated financial position or results of operations for the period presented.

3.    Business Combinations

        In 2001, the Company completed the acquisition of three companies, all of which were accounted for using the purchase method of accounting. The results of operations of the acquired companies have been included in the consolidated statement of operations from their respective acquisition dates. The Company did not complete any acquisitions in 2000 or 1999.

ActivCard Asia Pte. Ltd.

        On March 26, 2001, the Company acquired the remaining 20% interest in ActivCard Asia Pte. Ltd. ("ActivCard Asia") for $111. ActivCard Asia is now a wholly owned subsidiary.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Safe Data System S.A.

        On June 27, 2001, the Company acquired 100% of the outstanding shares of Safe Data System S.A. ("Safe Data"), a privately held developer of user authentication software based in Montpellier, France. The Company acquired Safe Data to replace its existing authentication server as well as to augment its engineering resources and customer base.

Authentic8 International Inc.

        On April 10, 2001, Authentic8 International Inc. ("Authentic8"), a privately held, Australian-based company offering an outsourced remote access authentication service for banks and service operators, and the Company mutually agreed to terminate an initial agreement to combine. In connection with this, the Company recorded a charge against earnings in the amount of $3,149, which consisted of $1,999 in professional fees and $1,150 in break-up fees.

        On September 7, 2001, the Company acquired 100% of the outstanding shares of Authentic8. The Company acquired Authentic8 to augment its technology and customer base as well as to acquire a managed authentication service model and obtain expertise associated with outsourcing a service.

American Biometric Company Ltd. (Ankari)

        On November 13, 2001, the Company acquired 100% of the outstanding shares of American Biometric Company Ltd. ("Ankari"), a privately held company based in Ottawa, Canada. Ankari's software framework provides organizations with the ability to verify network user access through the use of any combination of passwords, digital certificates, security tokens, smart cards and biometrics. The Company acquired Ankari to augments its technology, customer base and engineering resources.

        The purchase price for each of the respective acquisitions were as follows:

	ActivCard Asia	Safe Data	Authentic8	Ankari	Total
Cash consideration	$111	$1,762	$13,106	$18,000	$32,979
Share consideration(1)	—	3,142	—	—	3,142
Acquisition costs	—	116	973	330	1,419

	$111	$5,020	$14,079	$18,330	$37,540

(1)
The share consideration for Safe Data consisted of 250,000 common shares.

        The fair values of the assets acquired and liabilities assumed for the respective acquisitions at date of purchase were as follows:

	ActivCard Asia	Safe Data	Authentic8	Ankari	Total
Current assets	$—	$289	$716	$1,688	$2,693
Property and equipment, net		42	710	231	983
Intangible assets		2,821	2,400	8,400	13,621
Goodwill	111	490	12,863	8,149	21,613

Total assets acquired	111	3,642	16,689	18,468	38,910

Current liabilities	—	(454)	(2,610)	(138)	(3,202)
Long-term debt	—	(131)	—	—	(131)

Total liabilities assumed	—	(585)	(2,610)	(138)	(3,333)

Deferred compensation	—	1,963	—	—	1,963

Net assets acquired	$111	$5,020	$14,079	$18,330	$37,540

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        For certain of the companies acquired, a provision for an adjustment to the respective purchase prices was provided for in the acquisition agreements. As of December 31, 2001, the purchase price and therefore the purchase price allocation for Authentic8 had not been finalized subject to completion of closing balance sheet adjustments of Authentic8 at the acquisition date.

        In connection with the purchase price allocation, the following amounts were charged to earnings during 2001:

	ActivCard Asia	Safe Data	Authentic8	Ankari	Total
In process research & development	—	$101	$300	$2,300	$2,701

        The value assigned to acquired in process research and development was based on estimated future cash flows over periods ranging from five to seven years and was discounted at rates of 50%, 24% and 50% for SafeData, Authentic8 and Ankari, respectively.

        Goodwill and related amortization from the acquisitions were as follows:

	ActivCard Asia(1)	Safe Data(1)	Authentic8(2)	Ankari(2)	Total
Goodwill from acquisition date	$111	$490	$12,863	$8,149	$21,613
Translation adjustment	—	17	—	5	22

	111	507	12,863	8,154	21,635
Amortization since acquisition date	(17)	(51)	—	—	(68)

Goodwill as at December 31, 2001	$94	$456	$12,863	$8,154	$21,567

(1)
Acquisition date prior to June 30, 2001 and therefore subject to amortization until December 31, 2001.

(2)
Acquisition date subsequent to June 30, 2001 and therefore not subject to amortization.

        Other intangibles acquired during the year consisted of the following:

	Safe Data	Authentic8	Ankari	Total	Weighted Average useful life
Developed and core technology	$2,300	$1,900	$4,300	$8,500	5 years
Various agreements and contracts	100	200	1,600	1,900	4 years
Assembled workforce	320	—	—	320	5 years
Trade names / trademarks	—	—	200	200	6 years
Translation adjustment	107	—	3	110

	2,827	2,100	6,103	11,030	5 years
Amortization since acquisition date	(324)	(201)	(184)	(709)

Other intangibles as at December 31, 2001	$2,503	$1,899	$5,919	$10,321

        Amortization expense for goodwill was $61 in 2001. Amortization of other intangibles assets was $714 in 2001.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        Supplemental information on a pro forma basis for the years ended December 31, 2001 and 2000 as if the acquisitions of ActivCard Asia, Safe Data, Authentic8 and Ankari were completed at the beginning of the periods presented is as follows:

	Year ended December 31,
	2000	2001
Revenue	$21,190	$34,711

Net (loss) income	(854)	(26,952)

Diluted (loss) earnings per share	$(0.02)	$(0.67)

        The pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. However, this pro forma information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of these periods nor is it indicative of results that may occur in the future. This pro forma supplemental information is based on the respective historical financial statements of the respective companies and does not reflect any benefits from cost saving or synergies that may have been achieved from the combined company.

4.    Cash and Equivalents

        At December 31, 2000 and 2001, respectively, the Company held $290,810 and $242,931 of available-for-sale securities, which were classified as cash equivalents. Fair value of such securities approximated book value and there were no unrealized gains or losses as of December 31, 2000 and 2001. Gross realized gains on disposition of available-for-sale securities amounted to $93 and $1,328 in 2000 and 2001, respectively, and are included in interest income in the consolidated statement of operations.

5.    Derivative Financial Instruments

        In September 2001, the Company implemented a foreign exchange hedging program to mitigate transaction gains and losses resulting from exchange rate fluctuations on assets and liabilities held by ActivCard companies that were denominated in currencies other than the functional currency of the legal entity holding the related asset or liability. To achieve this objective, the Company regularly enters into various short-term foreign currency forward contracts that the Company accounts for as fair value hedging instruments to offset these foreign exchange transaction gains and losses.

        As at December 31, 2001, ActivCard Inc., the Company's U.S. subsidiary, had entered into foreign currency forward contracts with a settlement date of January 9, 2002, with the following notional amounts:

Amount	Currency
8,593	Euro
3,856	Singapore dollar
2,530	Australian dollar
76,500	Japanese Yen
2,593	Singapore dollar

        Foreign exchange losses as a result of the Company's foreign exchange hedging program reduce the foreign exchange gain in the consolidated statement of operations and was $363 for the year ended December 31, 2001.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        Foreign exchange gains and losses reported on the consolidated statements of operations resulted from the translation of assets and liabilities denominated in a non-functional currency into the functional currency of the company that held the asset and/or liability.

6.    Accounts Receivable, net

        Accounts receivable consists of the following:

	1999	2000	2001
Accounts receivable	$2,824	$6,119	$8,978
Less allowance for doubtful accounts	(248)	(284)	(537)

Accounts receivable, net	$2,576	$5,835	$8,441

        The activity in the allowance for doubtful accounts is summarized as follows:

	1999	2000	2001
Allowance balance at January 1	$89	$248	$284
Amounts charged to expense	195	41	536
Amounts written off	(36)	(5)	(283)

Allowance balance at December 31	$248	$284	$537

        The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary. Historically, the Company has experienced a concentration of revenues.

        Customers that accounted for 10% or more of revenues were as follows:

	1999	2000	2001
Customer A	40%	45%	15%
Customer B	10%	16%	—
Customer C	—	—	15%
Customer D	—	—	11%

	50%	61%	41%

        Customers that accounted for 10% or more of accounts receivable were as follows:

	1999	2000	2001
Customer A	37%	—	14%
Customer B	19%	66%	—
Customer C	—	—	11%
Customer E	—	—	19%

	56%	66%	44%

        The Company did not factor any trade receivables in 2000 or 2001.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

7.    Other Receivables

        Other receivables consist of the following:

	2000	2001
Value-added tax recoverable	$910	$492
Research and development tax credit receivable — current portion	606	2
Purchase price adjustment receivable from selling shareholder of acquired companies	—	2,120
Other	149	44

Other receivables	$1,665	$2,658

8.    Related Party Receivables

        On October 22, 2001, the Board of Directors of the U.S. subsidiary of the Company approved a full recourse loan to an executive officer of the Company in the amount of $2,700. The loan earns interest at a rate of 3.5% per annum and is due October 21, 2002. The loan may be renegotiated within 60 days of the maturity date subject to approval of the Board of Directors. The loan is secured by 867,800 shares of ActivCard S.A. and other publicly traded securities held by the executive officer.

        In December 2000, the Company provided a loan to an officer in the amount of $345 related to the exercise of stock options. The loan was repaid in September 2001.

9.    Inventory

        Inventory consists of the following:

	2000	2001
Components	$2,097	$2,661
Finished goods	1,383	1,321

Inventory	$3,480	$3,982

10.  Other Current Assets

        Other current assets consist of the following:

	2000	2001
Prepaid expenses	$1,224	$1,805
Advances to suppliers	342	251
Acquisition costs	600	—
Other	83	69

Other current assets	$2,249	$2,125

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

11.  Property and Equipment, net

        Property and equipment, net consists of the following:

	2000	2001
Office equipment	$134	$661
Computers and equipment	2,983	8,597
Furniture and fixtures	757	1,940
Leasehold improvements	143	1,920

Property and equipment at cost	4,017	13,118
Less accumulated amortization	(2,179)	(3,578)

Property and equipment, net	$1,838	$9,540

        The Company leases certain of its equipment under capital leases, with original cost of approximately $628 and $637 included in property and equipment at December 31, 2000 and 2001, respectively. Accumulated amortization of these leased assets was approximately $471 and $569 at December 31, 2000 and 2001, respectively.

12.  Goodwill and other intangibles, net

        Goodwill and other intangibles consist of the following:

	2000	2001
From business combinations:
Goodwill	$—	$21,567
Other intangibles	—	10,321

	—	31,888
Licenses and patents	317	271

Goodwill and other intangibles, net	$317	$32,159

13.  Other Long-term Assets

        Other long-term assets consists of the following:

	2000	2001
Research and development tax credits receivable	$199	$232
Prepaid royalties	—	161
Security deposit	557	698

Other long-term assets	$756	$1,091

14.  Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consist of the following:

	2000	2001
Trade accounts payable	$4,613	$4,496
Accrued payroll and benefits	2,447	4,528
Other accrued liabilities	831	1,709

Accounts payable and accrued liabilities	$7,891	$10,733

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

15.  Short-term and Long-term Debt

        Short-term and long-term debt consists of:

	2000	2001
Bank loans	—	20
Non-interest bearing loans	—	92

Total long-term debt	—	112
Less current portion	—	52

Long-term portion	$—	$60

        As a result of the acquisition of Safe Data, the Company assumed a bank loan that bears interest at 8.65% per annum and is repayable in equal blended monthly installments until May 2002. The Company also assumed two non-interest bearing loans with French governmental agencies. The first non-interest bearing loan has a remaining balance of €65 as of December 31, 2001 and is repayable in two installments of €32 and €33 in March 2002 and March 2003, respectively. The second non-interest bearing loan has a remaining balance of €27 as of December 31, 2001 and has no terms of repayment. However, the loan is payable on demand at the request of the French governmental agency.

16.  Other Long-term Liabilities

        Other long-term liabilities consist primarily of deferred rent expense for $444 at December 31, 2001 and an allowance for sales warranties of $55 and $65 at December 31, 2000 and 2001, respectively.

17.  Lease Commitments

        The Company has entered into non-cancelable operating leases for office space and equipment as well as capital leases for equipment with original terms that range between 3 and 10 years. The capital lease obligations that were assumed by the Company as a result of the acquisition of Safe Data are collateralized by their respective underlying assets.

        The future minimum lease payments under these leases are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2002	$61	$2,843
2003	7	2,620
2004	—	2,236
2005	—	2,128
2006	—	2,208
2007	—	2,310
Thereafter	—	7,918

Total minimum lease payments	68	$22,263
Less amount representing interest	(6)	—

Present value of minimum lease payments	62	—
Less current portion of obligations under capital lease	(50)	—

Long-term portion of obligations under capital lease	$12	—

        Rental expense for all operating leases amounted to $644, $791 and $3,325 during 1999, 2000 and 2001, respectively.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

18.  Shareholders' Equity

        The number of common shares issued and outstanding were as follows:

	1999	2000	2001
Authorized	39,042,117	46,053,501	49,639,114
Issued	32,090,026	39,899,926	40,404,366
Outstanding	32,090,026	39,899,926	40,404,366

        In February 2000, the Company sold 990,675 common shares at a price of $17.16 per share in conjunction with a private placement to strategic business partners. The Company received proceeds of approximately $17 million, net of underwriting and placement costs.

        In March 2000, the Company sold 4,000,000 American Depositary Shares ("ADS") at a price of $76.50 per ADS (each ADS represents one common share) in conjunction with an initial listing on the Nasdaq National Market. As a result of the offering, the Company received proceeds of approximately $282 million, net of underwriting discounts, commissions, offering costs and related expenses paid by the Company.

        In June 2001, the Company issued 250,000 common shares in connection with the acquisition of Safe Data.

        The rights and preferences of the common shareholders, as provided under the Company's bylaws are as follows:

Preemptive Subscription Rights

        Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

        The Company may distribute dividends out of its "distributable profits" plus any amounts held in its reserve, which the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law and its by-laws. "Distributable profits" consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carry forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

        The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to ten percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company's French subsidiaries on a statutory basis. At December 31, 2001, there was no amount allocated to the Company's legal reserve. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

        Dividend distributions, if any, will be authorized in Euros and may be paid in any currency.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Shareholder Rights Plan

        In 1996 and 1998, the shareholders of the Company authorized the issuance of share purchase rights to existing bond and warrant holders in conjunction with the issuance of common shares during these periods in accordance with the statutory anti-dilution laws of France.

	1999		2000		2001
	Rights	Weighted average exercise price	Rights	Weighted average exercise price	Rights	Weighted average exercise price
Outstanding — beginning of year	1,811,960	$1.54	761,438	$1.53	54,643	$1.35
Exercised	(1,003,975)	$1.55	(692,377)	$1.55	—	$—
Forfeited	(46,547)	$1.62	(14,418)	$1.33	(7,673)	$1.68

Outstanding — end of year	761,438	$1.53	54,643	$1.35	46,970	$1.29

Warrants

        The following is a summary of the Company's outstanding share warrant plans with the corresponding number of underlying common shares issuable upon exercise:

	1999	2000	2001
Director share warrant plans	278,510	252,250	497,500
1997 convertible bond warrants	17,384	—	—
1999 convertible bond warrants	1,200,000	804,700	712,700

Total share warrants outstanding	1,495,894	1,056,950	1,210,200

Director Share Warrant Plans

        During the years 1995 to 2001, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive officers and to members of the Company's Board of Directors. The activity for each of the last three years and terms of the plans are summarized as follows:

	1999		2000		2001
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Outstanding, beginning of year	369,584	$4.28	278,510	$4.92	252,250	$11.73
Granted	90,000	$4.14	55,000	$35.01	254,000	$9.98
Exercised	(126,074)	$1.85	(81,260)	$4.15	—	$—
Forfeited	(55,000)	$6.39	—	—	(8,750)	$6.92

Outstanding, end of year	278,510	$4.92	252,250	$11.73	497,500	$10.92

Weighted average fair value at the day of grant		$4.02		$31.05		$6.78

        The director share warrant plans generally vest over four years with the exception of the 1995 plan, which vests over three years. The term of the warrant before expiry is generally five years.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1997 Convertible Bond Warrants

        In June 1997, the shareholders of the Company authorized the creation of warrants conferring to its investment bankers, the right to subscribe to convertible bonds of the Company in the amount of up to 4% of the convertible bonds issued in July and October 1997. As of December 31, 1997, following the issue of 803 convertible bonds giving right to 1,744,919 shares, 32 warrants were outstanding giving right to 69,536 shares at a price of $4.60 per share, to be exercised no later than five years after their issuance. No bonds were converted to shares in 1998. In 1999, 24 warrants were exercised and converted into 52,152 shares. As of December 31, 1999, 8 warrants giving right to 17,384 shares were remaining. In 2000, 8 warrants were exercised and converted into 17,384 shares. No warrants were outstanding as of December 31, 2000 and 2001.

1999 Convertible Bond Warrants

        In October 1999, the Company issued convertible securities, consisting of $6.0 million principal amount of non-interest bearing bonds and 1,200,000 warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. Warrants can be exercised between April 15, 2000 and April 15, 2002. During 2000, 395,300 warrants related to this debt offering were exercised. At December 31, 2000, 804,700 warrants related to this debt offering were outstanding. During 2001, 92,000 warrants related to this debt offering were exercised. At December 31, 2001, 712,700 warrants related to this debt offering were outstanding.

Stock Options

        In June 1997, June 1998, May 1999, May 2000, June 2001 and December 2001, the shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of respectively, 1,200,000, 1,200,000, 1,100,000, 2,000,000, 1,600,000 and 1,500,000 common shares. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their shares prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price quoted on Nasdaq Europe during the twenty trading days prior to the date of grant. The Company calculates the compensation cost for its stock option plans in compliance with the provisions of APB Opinion No. 25 which provides that compensation costs has to be recorded if the exercise price of the options granted is lower than the fair market value of the Company's stock as at the date of grant. In 2001, the Company granted 2,394,500 options with a weighted average exercise price of $8.80 at less than fair value. The options granted at less than fair value had a weighted average fair value of $10.43, where fair value was determined to be the closing share price on the date of grant. Amortization of deferred stock compensation was $148, $124 and $446 in 1999, 2000 and 2001, respectively.

        In 1999, pursuant to the December 1998 shareholders' meeting in conjunction with an increase in capital, all outstanding stock options were re-priced lower by 17%. Further, the number of outstanding stock options granted was increased by 17%.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        A summary of the Company's employee stock option plan activity and related information for the years ended December 31, follows:

	1999		2000		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding — beginning of year	2,135,155	$5.32	3,491,420	$5.10	4,452,758	$11.58
Granted	1,788,206	$5.63	1,841,481	$22.63	3,011,800	$9.27
Exercised	(267,839)	$4.62	(577,100)	$4.51	(162,440)	$3.94
Forfeited	(164,102)	$3.56	(303,043)	$17.50	(696,179)	$16.10

Outstanding — end of year	3,491,420	$5.10	4,452,758	$11.58	6,605,939	$10.25

Exercisable at end of year	731,960	$4.68	1,084,424	$5.14	2,265,152	$7.39

Weighted average fair value at the day of grant		$4.75		$17.46		$7.89

        As of December 31, 2001, 1,371,640 options were available for new grant. As of December 31, 2001, outstanding stock options granted to employees subject to French regulation and U.S. regulation were 1,598,905 and 5,007,034, respectively.

        The summary of stock options, Director's share warrants and share warrants related to convertible bonds outstanding and exercisable as of December 31, 2001 was as follows:

	Options and Warrants outstanding			Options and Warrants exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.25 — $1.67	177,218	3.41	$1.56	119,705	$1.55
$2.00 — $2.60	172,395	3.79	$2.59	138,494	$2.59
$3.80 — $5.00	2,786,991	2.67	$4.68	2,390,331	$4.72
$5.75 — $8.29	1,863,000	6.51	$7.92	72,500	$5.75
$9.04 — $13.45	1,278,800	6.28	$10.38	8,500	$10.00
$15.09 — $19.75	1,076,005	5.55	$18.92	298,023	$19.21
$23.37 — $32.80	479,700	5.59	$26.21	113,903	$25.66
$71.03 — $73.63	29,000	3.60	$71.39	7,997	$71.60

Total	7,863,109	4.78	$9.77	3,149,453	$6.84

        In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 43% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997 related to French resident employees. The Company has not recorded a liability for social charges for options granted as of December 31, 2001 as the French stock option plan prohibits any sale of shares before a five-year period.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999, 2000 and 2001, respectively: risk-free interest rates of 4.0%, 4.0% and 4.3%; dividend yield of 0% in all years; volatility factors of the expected market price of the Company's ordinary shares of 0.61 to 1.59 for 1999, 0.76 to 1.58 for 2000 and 1.01 for 2001 and a weighted-average expected life of the options of 4.8 years.

        For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):

	1999	2000	2001
Pro forma net income (loss)	$(17,835)	$6,110	$(27,392)
Pro forma net income (loss) per share (in U.S. dollars)
Basic	$(0.61)	$0.16	$(0.68)
Diluted	$(0.61)	$0.14	$(0.68)

19.  Income Taxes

        A reconciliation of income tax benefit computed at the French statutory rate (36.7% in 2000 and in 2001) to the income tax benefit recognized is as follows:

	1999	2000	2001
Income tax benefit (expense) at France's statutory rate	$6,360	$(5,160)	$6,119
Operating losses not utilized	(6,360)	—	(6,119)
Net operating loss carry-forwards utilized	—	5,160	—
Research and development tax credit	15	—	—
Minimum tax payable	—	(1)	(22)

Income tax benefit (expense)	$15	$(1)	$(22)

        As of December 31, 2000 and 2001, significant components of the Company's net deferred income tax assets were as follows:

	2000	2001
Net operating loss carry-forwards	$15,909	$22,282
Research and development capitalized for tax purposes	9	277
Timing differences in amortization periods	6,410	3,291
Other differences	402	1,149

Net deferred tax assets	22,730	26,999
Valuation allowance	(22,730)	(26,999)

Net deferred tax assets	$—	$—

        Due to the history of losses and uncertainty surrounding the realization of net deferred tax assets, the Company has provided a valuation allowance for the entire amounts. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        As of December 31, 2001, the Company has net operating loss carry-forwards in France of approximately $24,970. Approximately $5,270 of these net operating loss carry-forwards will expire in the years 2005 and 2006. Remaining loss carry-forwards have no expiration date. The Company has net operating loss carry-forwards in the United States of approximately $29,745, which expire between 2012 and 2016. The Company has net operating loss carry-forwards in Singapore and Australia of $3,216 and $3,132, respectively, with no expiration date. These net operating loss carry-forwards can be only be used by the legal entity generating the operating losses.

20.  (Loss) Earnings Per Share

        The following is a reconciliation of the numerator and denominator used to determine basic and diluted (loss) earnings per share (in thousands, except per share amounts):

	1999	2000	2001
Numerator:
Reported (loss) earnings per share	$(15,912)	$14,073	$(16,709)
Effect assuming conversion of convertible bonds at beginning of year	—	138	—

Adjusted (loss) earnings available to shareholders	$(15,912)	$14,211	$(16,709)

Denominator:
Basic weighted average number of shares outstanding	29,114,715	37,897,417	40,062,018
Dilutive common share equivalents:
Options outstanding	—	2,695,598	—
Rights and warrants	—	1,303,588	—
Shares from convertible bonds	—	318,442	—

Diluted weighted average number of shares outstanding	29,114,715	42,215,045	40,062,018

(Loss) earnings per common share:
Basic	$(0.55)	$0.37	$(0.42)
Diluted	$(0.55)	$0.34	$(0.42)

        No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of common shares available under share options, reserved rights, warrants and convertible bonds is anti-dilutive. Weighted average common shares excluded in 1999 and 2001 were 2,541,237 and 2,128,766, respectively.

21.  Employee Retirement Plans

        French law requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company's obligation is not material to its consolidated financial condition or results of operations for the years ended December 31, 1999, 2000 and 2001.

        The U.S. subsidiary has a 401(k) profit sharing plan for its full-time employees who have attained the age of 21 years and have been employed with the Company for at least six months. Eligible employees may make voluntary contributions to the plan up to a fixed dollar amount specified by U.S. law. The Company is not required to make contributions and, to December 31, 2001, no contributions have been made.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

        In October 2001, the Company implemented a non-qualified deferred compensation plan which allows eligible U.S. employees to elect to defer for personal tax purposes, on an annual basis, up to 90% of their base salary, commissions and/or bonus. Amounts deferred are invested by the Company in investment embedded funds within a variable life insurance policy. The employee designates the investment of amounts withheld and is entitled to receive the amounts deferred, net of investment gains and losses, upon termination, retirement, death, disability or, under certain circumstances, based on pre-scheduled withdrawals. Amounts withheld and deferred for eligible employees under the Company's deferred compensation plan were $193 in 2001. Amounts withheld and deferred are included in operating expenses as salary expense in the period withheld. As at December 31, 2001, total assets related to the plan amounted to $241 and were classified as restricted investments in the consolidated balance sheet. The Company also recorded a corresponding liability of $241.

22.  Segment Information

        The Company operated in two industry segments; Digital Identity Solutions and Managed Authentication Services. However, the Managed Authentication Services segment does not meet the quantitative thresholds and as such, the Company is disclosing segmented information by geographic area only. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region for the years ended December 31, 1999, 2000 and 2001:

	Europe	North America	Asia Pacific	Total
1999
Net revenues	$7,963	$1,842	$457	$10,262
Loss from operations	(6,098)	(8,916)	(726)	(15,740)
Long lived assets	1,521	437	78	2,036
Total assets	13,045	3,147	242	16,434
Capital expenditures	45	205	15	265
Depreciation and amortization	887	214	63	1,164
2000
Net revenues	$13,713	$3,624	$744	$18,081
Loss from operations	(3,885)	(11,461)	(662)	(16,008)
Long lived assets	1,307	1,530	74	2,911
Total assets	314,880	11,007	448	326,335
Capital expenditures	765	955	72	1,792
Depreciation and amortization	540	240	71	851
2001
Net revenues	$13,681	$15,888	$1,672	$31,241
Loss from operations	(13,937)	(17,859)	(1,570)	(33,366)
Long lived assets	5,153	22,347	15,531	43,031
Total assets	24,202	269,976	17,270	311,448
Capital expenditures	1,431	7,119	86	8,636
Depreciation and amortization	1,458	1,238	322	3,018

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

23.  Contingencies and Legal Settlement

        On October 31, 1997, an action was filed in the United States District Court for the Northern District of California against the Company, its current U.S. subsidiary, ActivCard, Inc., and three individuals who are either former or current officers of the Company. The plaintiff was a former shareholder in the Company's original U.S. subsidiary, ActivCard Networks, Inc., which was merged into ActivCard, Inc. in June 1996. The lawsuit alleged violation of U.S. securities laws, breach of contract, breach of fiduciary duty, fraud and conspiracy arising out this merger. In July 1999, an agreement settling all claims was signed. The settlement of $3,038 was recorded in the consolidated financial statements for the year ended December 31, 1999. The settlement agreement was composed of a $638 cash payment for legal expenses and a grant of 480,000 shares valued at $2,400 using the listed price on Nasdaq Europe at June 30, 1999 ($5.00 per share).

        From time to time, the Company has been named as a defendant in other legal actions arising from its normal business activities, which it believes will not have a material adverse effect on it or its business.

24.  Subsequent events

        In January 2002, the Company established a wholly owned subsidiary in South Africa and acquired certain assets from two privately held companies based in South Africa for $1,170. The purchase price consisted of cash consideration of $1,150 and acquisition costs of $20. The underlying assets purchased and liabilities assumed comprised a business that develops and markets biometric authentication systems and related software development kits. The purchase price of $1,170 was allocated as follows:

Fixed assets	$19
Developed technology	86
Core technology	96
SmartCard website contract	53
Acquired in process research and development	68
Goodwill	848

$1,170

        The Company will record a charge to earnings in the first quarter of 2002 representing acquired in process research and development in the amount of $68.

        On February 5, 2002, the Company announced a restructuring and realignment of its business and cost structure. The Company recorded a charge of $7,352 in the first quarter of 2002 related to the restructuring, which consisted primarily of a reduction-in-work force and facility vacancy costs.

        On February 15, 2002, the Company executed a plan to dispose of certain operations of Authentic8. As a result, the Company recorded a $15,918 charge to earnings in the first quarter of 2002, which included an impairment of goodwill and other intangibles of $14,987 and a write-down of fixed assets of $547.

ACTIVCARD S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

25.  Quarterly Results of Operations (Unaudited)

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Revenue	$3,102	$3,851	$5,002	$6,126	$7,089	$8,525	$8,804	$6,823
Cost of revenue	1,167	1,578	2,051	2,195	2,513	2,785	2,189	2,111

Gross profit	1,935	2,273	2,951	3,931	4,576	5,740	6,615	4,712

Loss from operations	(3,459)	(3,761)	(3,981)	(4,807)	(9,743)	(6,859)	(5,291)	(11,473)

Net income (loss)	$2,714	$902	$28,371	$(17,914)	$(371)	$(2,667)	$(3,824)	$(9,847)

Net income (loss) per share:
Basic	$0.08	$0.02	$0.72	$(0.45)	$(0.01)	$(0.07)	$(0.10)	$(0.24)
Diluted	$0.07	$0.02	$0.66	$(0.45)	$(0.01)	$(0.07)	$(0.10)	$(0.24)

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TABLE OF CONTENTS
  PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
ACTIVCARD S.A. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data)
ACTIVCARD S.A. CONSOLIDATED BALANCE SHEETS (In thousands)
ACTIVCARD S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY (In thousands, except per share data)
ACTIVCARD S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ACTIVCARD S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)